

belk

MODERN. SOUTHERN. STYLE.

FY13 Annual Report

125 YEARS

DIRECTORS and OFFICERS

DIRECTORS

Thomas M. Belk, Jr.
Chairman and
Chief Executive Officer

John R. Belk
President and
Chief Operating Officer

H.W. McKay Belk
Managing Director
HWMB Advisors, LLC

Erskine B. Bowles
President Emeritus
University of North Carolina

Jerri L. DeVard
Principal
DeVard Marketing Group

Elizabeth Valk Long
Retired Executive Vice President
Time Inc.

Thomas C. Nelson
Chairman and
Chief Executive Officer
National Gypsum Company

John R. Thompson
Retired Senior Vice President
and General Manager
BestBuy.com

John L. Townsend, III
Senior Advisor
Tiger Management LLC

Honorary Director

Sarah Belk Gambrell

EXECUTIVE OFFICERS

Thomas M. Belk, Jr.
Chairman and
Chief Executive Officer

John R. Belk
President and
Chief Operating Officer

Kathryn Bufano
President and
Chief Merchandising Officer

Ralph A. Pitts
Executive Vice President,
General Counsel and Secretary

Brian T. Marley
Executive Vice President
and Chief Financial Officer
(through May 4, 2013)

Adam M. Orvos
Executive Vice President
and Chief Financial Officer
(effective May 5, 2013)


belk
MODERN. SOUTHERN. STYLE.



To Belk Stockholders:

As members of the third generation of Belk family leadership, Johnny and I are honored and humbled to lead the company at this significant milestone in our history – our 125th anniversary. We are grateful for the vision and leadership of our founders, W.H. Belk and Dr. John Belk, and our uncle and father, John and Tom Belk, and most importantly, for our stockholders and the thousands of associates whose talent, loyalty and service have made our growth and success possible.

As we celebrate 125 years, it's natural to reflect on how we have changed and how far we have come. We have evolved from one small bargain store to a company with more than 300 fashion stores and a growing digital business committed to delivering the best in Modern.Southern.Style. We've followed our customers from downtowns to the suburbs and now online in the digital marketplace. What has not changed, however, are the core values that were established by our founders and still guide us today. Our commitment to investing in our company, associates, customers and communities has never been stronger. Looking ahead, we have mapped out a five year strategy that we believe will reshape and strengthen our Company and provide a solid foundation for growth and continued success into the future.

Financial highlights of fiscal year 2013 include:

- Total sales for the 53-week period ended February 2, 2013 increased 7.0 percent to $3.96 billion compared to the prior year. Our comparable store sales growth of 6.3 percent, on top of a prior-year 5.5 percent increase, placed us among the leaders of the retail industry. The fourth quarter of fiscal 2013 marked the 12th consecutive quarter of comparable store sales growth for our company. eCommerce was the fastest growing business with online sales increasing 87 percent over the prior year to $135.2 million while also driving additional traffic to our stores.

- Net income for the 53-week period increased 2.9 percent to $188.4 million compared to the prior year. Net income excluding non-comparable items increased 14.3 percent to $185.5 million. Included in the non-comparable items was a one-time tax benefit of $20.2 million in the prior year. A detailed reconciliation of net income to net income excluding non-comparable items is included on page 9 of this annual report.

- The Board authorized a stock repurchase of up to 2,000,000 shares of the Company's common stock at a price of $50.00 per share. Since the height of the recession in fiscal 2009, the appraised value of our stock has steadily increased from $11.90 per share to $50.00 per share.

- The Company's Board of Directors also declared a regular dividend of $0.75 per share and a special one-time additional dividend of $0.25 per share for stockholders of record on December 11, 2012. The dividends were paid prior to the 2012 calendar year end in anticipation of higher dividend tax rates in 2013.

Belk, Inc. Stock Appraised Value
FY2009 – FY2013


$60
$50
$40
$30
$20
$10
$0
$11.90
$26.00
$33.70
$40.80
$50.00
FY09
FY10
FY11
FY12
FY13

Our Long Term Strategy

Fiscal year 2013 was the first year of our five year plan to become a $6 billion retailer, and we are on track to achieve our objectives. Through the investments we are making in our Company, we believe we can deliver on four key strategies to reach our goals:

- Being the retailer of choice in the South by delivering trend-right fashion aligned with our customers' lifestyles, increasing market share by growing existing store sales, providing the right product assortment and fashion for each market, and pursuing growth opportunities in existing and new markets;
- Providing a compelling omnichannel experience to customers that will enable us to serve them seamlessly and efficiently however they choose to shop;
- Being a market leader in customer loyalty by delivering service excellence with Southern hospitality, creating a personalized customer experience, being a partner in our communities, and emphasizing our uniqueness as a Southern and family-owned company; and
- Becoming an employer of choice by improving associate engagement, developing our people, strengthening our diversity and inclusion, and fostering a culture of innovation.

New Stores, Store Expansions and Remodels

Store expansions and remodels will be one of the key drivers for expanding our market share and growing sales. We will continue to pursue growth opportunities in both existing and new markets, and invest in projects to remodel, replace, renovate or expand our stores to ensure that they reflect our modern, Southern brand.

During fiscal year 2013, Belk invested $76 million in store improvements, opening two new stores as replacements of existing stores in Waynesville, N.C. and Pensacola, Fla., expanding five stores, and completing remodels of stores in 13 other locations. In addition, we completed shoe and jewelry department expansions and remodels in 10 stores. This year, we will invest nearly $93 million in 45 projects, including a new store in New Braunfels, Texas, replacements for our existing stores in Salisbury and Morganton, N.C., eight store expansions and 10 remodels, and shoe and jewelry department expansion and remodel projects in 24 stores.

Flagship Strategy

The Company is also earmarking $140 million for a new flagship store strategy, which will nearly double the number of flagship stores from the current 16 stores over the next five years. Two new flagship stores will open in 2014 at the Galleria in Dallas, Texas, and Bridge Street Town Centre in Huntsville, Ala. Over the next two years, our stores in Flowood, Miss., Greensboro, N.C. (Friendly Center), and Mt. Pleasant, S.C. will be expanded and converted to flagships. Flagship stores are in strategic locations, have an influence on other Belk stores in the marketplace, and meet certain standards based on size, sales volume, location, premium brand assortments and Belk brand image. We will add new flagships by expanding and remodeling existing stores, enhancing premium brand offerings in existing stores, and opening new stores that meet our flagship store criteria.

Merchandising

We focused on making Belk a fashion destination last year by providing modern assortments that cater to our customers' Southern lifestyle and by delivering exclusive brands and styles that meet their shopping needs. Our strongest performing categories for the year included shoes, handbags, home and kids, and we strengthened alliances with key premium brand vendors such as Polo Ralph Lauren, Calvin Klein and Michael Kors. Cosmetics continued to be a core strength with key businesses such as Chanel, Clinique, Estee Lauder and Lancôme, performing well, and Bobbi Brown and MAC receiving expanded presentations in select locations.

Shoe and jewelry department expansions helped drive sales in those categories, and sales of designer handbags increased with the addition of Michael Kors and Coach shops in select stores. Belk's updated fashion assortments now include top labels such as Ralph Lauren, Vince Camuto, Michael Kors, Calvin Klein, Sam Edelman, Frye, Eileen Fisher, Coach, Ugg and Brahmin. Important labels in our contemporary business include

French Connection, Tracy Reese Free People, BCBG, Stuart Weitzman and Marc by Marc Jacobs. Specialty premium lines now offered in select stores include Lilly Pulitzer and Vineyard Vines, with brands like Columbia, Izod, Chaps, Alfred Dunner and Ruby Road leading the way in our moderate brand offerings.

Sales of Belk private brand merchandise continued to grow last year, reaching $1 billion, nearly 30 percent of total sales, and achieving margin rates above the company average. Two new lines of men's private brand merchandise launched during the year – Black Brown 1826, a line of modern men's sportswear offered in partnership with designer Joseph Abboud and Lord & Taylor, and Ocean & Coast, a private brand inspired by the coastal lifestyle. This spring, we launched two new private brands, bringing the total number of Belk labels to 23. MADE Cam Newton, a menswear line is offered in 133 stores and at belk.com, and CYNTHIA Cynthia Rowley, an exclusive contemporary line of women's apparel, handbags, jewelry, scarves, accessories and small leather goods, is in 149 stores and at belk.com.

The Company also introduced the Southern Designer Showcase contest for designers with roots in or ties to the South. The designs of the 15 winners, chosen from among approximately 200 entries by established and up-and-coming designers, are being offered in 44 Belk stores with special signs to flag the merchandise and introduce the designers. Our private brands department produced merchandise for six of the designers. The designers' creations are also sold on belk.com and featured on our Facebook page and in 125th anniversary advertising. The second Southern Designer Showcase competition is underway, and the next round of winning designers will be announced in June.

eCommerce

eCommerce was the fastest-growing part of our business last year, growing 87 percent to over $135 million, or 3.4 percent of total sales, and we are continuing to strengthen and build belk.com to reach our fiscal year 2016 goal of 10 percent of total sales. Online sales from outside of our 16-state footprint grew from 9 percent to 19 percent in the past year as a result of national exposure from the Belk Bowl, Google, social media and an increase in the use of paid search engines.

Enhancements to belk.com during the past year included optimizing the website for mobile phones, launch of an iPad app and implementation of Item Locator, which enables store associates to have merchandise shipped direct to the customer when she cannot find her size, color or advertised item. The belk.com team created interactive campaigns to support major corporate sales promotions to drive customer traffic to stores and implemented a new service that syndicates store location and contact information across the Internet to make it easier for shoppers to find a nearby Belk store. In June, we also opened a new $4.5 million, 515,000-square-foot eCommerce fulfillment center in Jonesville, S.C.

Social media such as Facebook and Twitter continue to play a critical role in driving in-store sales and enhancing our customers' overall shopping experience. We use Facebook to promote corporate-wide events and offer exclusive coupons that consistently have had store redemption rates of more than 90 percent. Email has also proven to be a key driver of store sales, with more than 65 percent of promotional email coupons redeemed in stores.

Omnichannel

The rapid convergence of digital and in-store shopping is changing the retail landscape and how we serve customers. As part of our long term strategy, we have embarked on an omnichannel strategy to create a consistent, compelling and seamless shopping experience for our customers regardless of how they choose to shop with us. To help lead the integration of eCommerce and digital sales with our bricks-and-mortar business, we have hired an Executive Vice President of Omnichannel, Dorlisa Flur, and plan to add approximately 150 employees to the corporate office in Charlotte this year with the new positions concentrated in information technology and eCommerce. To accommodate this growth, the Company is leasing approximately 50,000 square feet of space adjacent to the corporate office, where we plan to relocate approximately 300 employees.

Information Technology

We are continuing to invest in rebuilding or replacing many of our core systems and technology in order to deliver new business capabilities that will support our growth and profitability. Key systems deployed during the past year as part of the Company's strategic merchandising and retail technology program (SMART) include new merchandising tools such as demand forecasting, merchandise financial planning, master data management, open to buy and others that enable planners and merchants to better predict and plan their businesses at all merchandise levels and by store. Our new planning system integrates most of our planning processes into one system, including vendor planning, item planning, location planning and annual strategic planning. Other SMART systems in the pipeline for completion this year include size optimization, pricing, replenishment/forecasting, key item planning, purchasing/pack optimization, allocation and invoice matching/stock ledger. Enhancements to the belk.com website and its fulfillment capabilities were also completed last year, along with technology solutions for a new talent management program.

Advertising, Marketing and Branding

We continued to strengthen our brand image last year through increased advertising and marketing programs that included television commercials and direct mail advertising to communicate the latest and best fashion and value offerings at Belk. Our advertising mix also included increased web advertising and social media campaigns aimed at engaging customers and attracting them to shop in our stores and at belk.com. On the digital side, we launched a Pinterest page to communicate with customers about Belk's latest fashion trends and merchandise, and launched a Belk iPad application.

Thousands of football fans attended the second annual Belk Bowl at Bank of America stadium in Charlotte on December 27, which ended with a 48-34 Cincinnati Bearcats win over the Duke Blue Devils in a nationally televised game on ESPN. During the game, Belk presented a check for $1 million to Susan G. Komen for the Cure Foundation to complete Belk's three-year, $3 million fund-raising commitment to support Komen's breast cancer awareness and research work. Belk also presented $50,000 to the Carolinas HealthCare System's Levine Cancer Institute on behalf of Geoffrey Beene, a key vendor partner, and presented $25,000 technology grants to each of three winners of the Rocking the Belk Bowl contest. The game generated social media buzz with nearly 18,000 posts about Belk Bowl related activities.

Employer of Choice

Being committed to the success of our associates is one of Belk's core values. Through our associate engagement program, Belk In-Touch, the Company listens to what matters most to associates and takes action to improve. More than 91 percent of Belk associates participated in an engagement survey last spring, and our management team has reviewed the survey results and is taking action to address the issues identified in order to optimize the talent and performance of associates and improve the quality of our workplace. Other key human resources initiatives recently completed at Belk include enhancements to our management succession planning process; a new, more simplified performance appraisal process; targeted efforts to improve the rate of internal promotions and appointments to fill new and open positions; a new development plan for high potential assistant store managers; and a new Leadership, Engagement, Acceleration and Development program (LEAD) for future leaders.

We are committed to continuously evolving our culture and business strategies to remain relevant and successful in today's retail marketplace. Diversity and inclusion are part of our marketing, sales planning, product and store assortments, associate programs and initiatives, vendor relationships, and community partnership efforts. We are intentional in ensuring that all of our associates know that we respect, value, and embrace individual differences in culture, ethnicity, and gender and are committed to providing a workplace that is free from all forms of discrimination. We strive to maximize the unique backgrounds, experience, and perspectives of our associates through our everyday work practices. Our progress in strengthening the diversity of our company continues as indicated by improvements in such key metrics as workforce inclusion, supplier diversity, representation of diversity in our marketing, advertising and visual merchandising, and charitable giving.

Service Excellence

Last year, we launched the second phase of our Service Excellence program to improve our store culture from one that is task-focused and operational to one that makes delivering a superior customer experience our top priority. Through Service Excellence, we want to treat our customers as guests in our home, with Southern hospitality. This means each customer receives a warm, welcoming greeting into an inviting environment, feels that she is our highest priority and is asked to visit again soon when she leaves the store. Specialized training for all store, merchandising and other customer-facing associates will better align how we treat customers in stores with what our brand represents, and will bring Modern.Southern.Style. to life. This year, as the final phase of Service Excellence, we will launch a new workforce management and scheduling system to better manage store sales floor coverage and workload.

Innovation

New challenges require new approaches, and we are working hard to make innovation an integral part of our culture at Belk. We have appointed a Vice President for Innovation to lead our efforts, and we have earmarked $6 million this year for capital expenditures and expenses related to testing new concepts. Our innovation initiative is helping improve the ways we listen to associates, test new ideas, and take calculated risks to improve and grow our business. The online Belk Design Studio launched in July allows associates to easily share their ideas and comment, collaborate and vote on the ideas of others. As of February, associates submitted more than 5,600 ideas which graduate through stages based on the number of views, positive votes and the comments they receive online. The best ideas are selected for pilot and possible roll out across the Company. With technology rapidly changing the way customers shop, it is imperative for Belk to encourage innovation throughout the company and to be willing to execute the ideas that will help drive growth and success.

Being A Partner In Our Communities

Our founders shared a strong belief in corporate philanthropy, and being involved in our communities continues to be one of our core values today. The Company, and its associates, customers and vendors contributed more than $19.3 million to local communities in fiscal 2013. Of the total amount, Belk corporate dollars funded $6.2 million to more than 250 nonprofit organizations, with a focus on education, breast cancer research and awareness, and community strengthening. The remainder of the funding included associate, vendor and customer dollars raised in Belk-led charitable initiatives.

Key gifts in fiscal year 2013 included:

- More than $10 million to almost 8,000 local charities through Belk's semi-annual Charity Sale.
- More than $1.2 million, including corporate and associate dollars, to local United Way chapters across Belk's 16-state footprint.
- $1.1 million to the Susan G. Komen Foundation, which includes corporate, associate and customer dollars to fund breast cancer research and awareness efforts across the Belk footprint.
- More than $500,000, including customer and associate contributions, to the American Heart Association.

Key commitments and gifts funded directly by Belk, Inc. in fiscal year 2013 included:

- $6 million multi-year commitment, through the Foundation of the Carolinas, to fund the *Belk Gives On The Go* Mobile Mammography Center (belk.com/pink).
- $2 million commitment to Points of Light to fund Belk's 125 Days of Service, which will provide more than 225 makeovers to schools throughout the Company's market area.
- $1.5 million commitment over three years, through the International Society for Technology in Education, to fund the Belk Service Learning Challenge (belkservicelearningchallenge.com).
- $750,000 to The Belk Foundation to assist in its efforts to ensure that all students receive a quality public education.
- $200,000 commitment to Major League Baseball's Civil Rights Game in Atlanta, Ga.

Belk also supported fashion shows to raise money for charities in local communities and held numerous store-level fundraising events benefiting such organizations as the American Heart Association, the American Cancer Society, the Siskin Children's Institute, Pink Ribbons and the Junior League.

Sustainability

Belk is reinvigorating its sustainability efforts with the establishment of a Director of Sustainability position for the Company and the planned launch of a Sustainability Council to guide our efforts in this critical area of our business. We are committed to being a good steward of the environment by further expanding our efforts around recycling, improving energy efficiency, adopting sustainable building practices, and other actions to reduce our carbon footprint.

125 Years and Growing

125 years is an important milestone in our history and a testament to the ingenuity, dedication and hard work of thousands of associates who have met the challenges of an ever changing retail landscape and to the loyalty of our customers who have continued to count on Belk for their family's shopping needs across multiple generations. Just as important, however, is our vision for the future. We know that we will continue to face challenges over the next few years as the economy remains uncertain and we invest in initiatives with longer term benefits. We are however, optimistic about the future of our Company and the platform we are building. We remain committed to providing modern Southern fashion that is aligned with our customers' lifestyles, delivering Southern hospitality to our customers, and to giving back to the communities that have supported us. I am proud of where we have been and excited about where we will go.

None of this would be possible, however, without the support of our customers, associates and vendors, to whom we owe an enormous debt of gratitude. I also want to express on behalf of our management team our appreciation to the outstanding members of our Board of Directors who continue to guide us with their wise counsel.

Finally, I want to thank you, our stockholders, for your unwavering support. I hope you share my optimism and excitement about your Company and the ways in which we are working to build a brighter future for the generations to come.

Sincerely,



Thomas M. Belk, Jr.
Chairman of the Board and
Chief Executive Officer

BUSINESS OF THE COMPANY

Business Overview

Belk, Inc., together with its subsidiaries (collectively, the "Company" or "Belk"), is the largest family owned and operated department store business in the United States, with 301 stores in 16 states, as of the fiscal year ended February 2, 2013. Located primarily in the southern United States, the Company generated revenues of $4.0 billion for the fiscal year 2013, and together with its predecessors, has been successfully operating department stores since 1888. Belk is committed to providing its customers a compelling shopping experience and merchandise that reflects "Modern. Southern. Style."

Belk seeks to provide customers with a convenient and enjoyable shopping experience both in stores and online at belk.com, by offering an appealing merchandise mix that includes extensive assortments of brands, styles, and sizes. Belk stores and belk.com sell top national brands of fashion apparel, shoes and accessories for women, men and children, as well as cosmetics, home furnishings, housewares, fine jewelry, gifts and other types of quality merchandise. The Company also sells exclusive private label brands, which offer customers differentiated merchandise selections. Larger Belk stores may include hair salons, spas, restaurants, optical centers and other amenities.

The Company operates 93 stores that exceed 100,000 square feet in size, although the majority of Belk stores range in size from 60,000 to 100,000 square feet. Most of the Belk stores are anchor tenants in major regional malls or in open-air shopping centers in medium and smaller markets. In the aggregate, the Belk stores occupy approximately 22.7 million square feet of selling space.

Management of Belk's store operations is organized into three regional operating divisions, with offices in Raleigh, NC, Atlanta, GA and Birmingham, AL, respectively. Each unit is headed by a division chair and a director of stores. Division offices execute centralized initiatives at the individual stores, and their primary activities relate to providing management and support for the personnel, operations and maintenance of the Belk stores in their regions. These divisions are not considered segments for financial reporting purposes.

Belk Stores Services, Inc., a subsidiary of Belk, Inc., and its subsidiary Belk Administration Company, along with Belk International, Inc., a subsidiary of Belk, Inc., and its subsidiary, Belk Merchandising Company, LLC (collectively "BSS"), coordinate the operations of Belk stores on a company-wide basis. BSS provides a wide range of services to the Belk division offices and stores, such as merchandising, merchandise planning and allocation, advertising and sales promotion, information systems, human resources, public relations, accounting, real estate and store planning, credit, legal, tax, distribution and purchasing.

Business Strategy

Belk adopted a new mission and vision as part of its re-branding launch in the third quarter of fiscal year 2011. The mission is "to satisfy the modern Southern lifestyle like no one else, so that our customers get the fashion they desire and the value they deserve." The vision is "for the modern Southern woman to count on Belk first. For her, for her family, for life." Belk is positioning itself for success by providing modern Southern fashion that is aligned with its customers' lifestyles, by delivering Southern hospitality to deepen customer relationships, and by impacting local communities positively through its charitable contributions. The Company continues to seek opportunities to grow its business and has set a goal of increasing annual sales to $6.0 billion within five years.

The Company seeks to maximize its sales opportunities by providing quality merchandise assortments of fashion goods that differentiate its stores from competitors. Belk merchants and buyers monitor fashion merchandising trends, shop domestic and international markets and leverage relationships with key vendors in order to provide the latest seasonal assortments of most-wanted styles and brands of merchandise. Through merchandise planning and allocation, the Company tailors its assortments to meet the particular needs of customers in each market. The Company conducts customer research and participates in market studies on an ongoing basis in order to obtain information and feedback from customers that will enable it to better understand their merchandise needs and service preferences.

The Company's marketing and sales promotion strategy seeks to attract customers to shop at Belk by keeping them informed of the latest fashion trends, merchandise offerings, and sales promotions through a combination of advertising and interactive media, including direct mail, circulars, broadcast, Internet, social media (including email, Facebook, Twitter, Pinterest and YouTube) and in-store special events. Belk uses its proprietary database to communicate directly to key customer constituencies with special offers designed to appeal to these specific audiences. The sales promotions are designed to promote desirable merchandise brands and styles at compelling price values with adequate inventories planned and allocated to ensure that stores will be in stock on featured merchandise.

Belk strives to attract and retain talented, well-qualified associates who provide a high level of friendly, personal service to enhance the customer's shopping experience. Through the Company's service excellence program, Belk associates are trained to be knowledgeable about the merchandise they sell, approach customers promptly, help when needed, and provide quick checkout. The Company desires to be an inclusive Company that embraces diversity among its associates, customers, and vendors. Its ongoing diversity program includes a number of company-wide initiatives aimed at increasing the diversity of its management and associate teams, increasing its spend with diverse vendors, creating awareness of diversity issues, and demonstrating the Company's respect for, and responsiveness to, the rapidly changing cultural and ethnic diversity in Belk markets.

Belk has also planned investments totaling approximately $600 million over a five-year period that began in fiscal year 2011 for key strategic initiatives, including approximately $42 million for branding, $14 million for customer service enhancements, $270 million for store expansions and remodels, and $263 million for technology.

Growth Strategy

The Company has continued to focus its growth strategy on remodeling and expanding existing stores, developing new merchandising concepts in targeted demand centers, and expanding its online capabilities. In addition, the Company recently announced a strategy to expand the number of Belk flagship locations. Belk currently operates 16 flagship stores that meet certain standards based on size, sales volume, location, premium brand assortments and Belk brand image. Under this strategy, the Company plans to nearly double the number of flagship stores over the next five years through expansions and remodels of existing stores, enhancement of premium brand offerings in existing stores, and opening new stores that meet the flagship store criteria.

The Company will continue to explore new store opportunities within its existing 16-state footprint and in contiguous markets where Belk can leverage its name and reputation to distinguish its stores from the competition. The Company will also consider closing stores in markets where more attractive locations become available or where the Company does not believe there is potential for long term growth and success. In addition, the Company periodically reviews and adjusts its space requirements to create greater operating efficiencies and convenience for the customer.

In fiscal 2013, the Company completed major remodel projects in 11 stores, opened two new stores as replacements for existing stores and completed expansions of four stores. In addition, the Company completed 10 shoe and jewelry department remodels. In fiscal year 2014, the Company plans to open one store in a new market, open two new stores as replacements of existing stores, and complete eight store expansions and 10 remodels. Expansions and remodels of shoe and jewelry departments are also planned in 24 store locations.

Net Income Excluding Non-Comparable Items

To provide clarity in measuring Belk's financial performance, Belk supplements the reporting of its consolidated financial information under generally accepted accounting principles (GAAP) with the non-GAAP financial measure of "net income excluding non-comparable items." Belk believes that "net income excluding non-comparable items" is a financial measure that emphasizes the company's core ongoing operations and enables investors to focus on period-over-period operating performance. It is among the primary indicators Belk uses in planning and operating the business and forecasting future periods, and Belk believes this measure is an important indicator of recurring operations because it excludes items that may not be indicative of or are unrelated to core operating results. Belk also excludes such items in connection with evaluating company performance in connection with its incentive compensation plans. In addition, this measure provides a better baseline for modeling future earnings expectations and makes it easier to compare Belk's results with other companies that operate in the same industry. Net income is the most directly comparable GAAP measure. The non-GAAP measure of "net income excluding non-comparable items" should not be considered in isolation or as a substitute for GAAP net income. A detailed reconciliation of GAAP net income to net income excluding non-comparable items is set forth in the table below:

BELK, INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME AND
NET INCOME EXCLUDING NON-COMPARABLE ITEMS
(unaudited)

	Fiscal Year Ended	
	February 2, 2013	January 28 2012
(millions)		
Net income	$188.4	$183.1
Gain on sale of property and equipment, net of income tax	(2.7)	(2.3)
Asset impairment and exit costs, net of income tax	(0.2)	1.7
Release of deferred tax valuation allowance	—	(20.2)
Net income excluding non-comparable items	$185.5	$162.3

Where You Can Find More Information

The Company makes available free of charge through its website, www.belk.com, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after the Company files such material with, or furnishes it to, the U.S. Securities and Exchange Commission ("SEC").

BELK, INC.

FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

The following selected financial data are derived from the consolidated financial statements of the Company.

	Fiscal Year Ended				
	February 2, 2013(2)	January 28, 2012	January 29, 2011	January 30, 2010	January 31, 2009
	(in thousands, except per share amounts)				
SELECTED STATEMENT OF INCOME DATA:					
Revenues	$3,956,866	$3,699,592	$3,513,275	$3,346,252	$3,499,423
Cost of goods sold	2,636,140	2,461,515	2,353,536	2,271,925	2,430,332
Goodwill impairment	—	—	—	—	326,649
Depreciation and amortization expense	122,622	122,761	140,239	158,388	165,267
Operating income (loss)	339,937	300,910	245,981	147,441	(232,643)
Income (loss) before income taxes	290,504	250,098	195,871	97,190	(283,281)
Net income (loss)	188,370	183,148	127,628	67,136	(212,965)
Basic net income (loss) per share	4.34	4.04	2.72	1.39	(4.35)
Diluted net income (loss) per share	4.31	4.02	2.71	1.39	(4.35)
Cash dividends per share	1.750	0.550	0.800	0.200	0.400
SELECTED BALANCE SHEET DATA:					
Accounts receivable, net(1)	36,315	39,431	31,119	22,427	34,043
Merchandise inventory	1,009,687	887,029	808,503	775,342	828,497
Working capital	788,620	845,418	924,450	986,234	808,031
Total assets	2,482,363	2,514,216	2,389,631	2,582,575	2,503,588
Long-term debt and capital lease obligations	399,824	523,679	539,239	688,856	693,190
Stockholders' equity	1,262,621	1,236,230	1,156,272	1,094,295	1,032,027
SELECTED OPERATING DATA:					
Number of stores at end of period	301	303	305	305	307
Comparable store revenue increase (decrease)(2)	6.3%	5.5%	5.1%	(4.6)%	(8.7)%

(1) The Company previously presented amounts due from vendors on a gross basis due to systems constraints and the lack of available information in fiscal year 2009 and prior. The Company presents amounts due from vendors on a net basis, and revised amounts presented in the fiscal year 2009 balance sheet for comparability purposes.

(2) This fiscal year was a 53-week year. On a 53- versus 52-week basis, comparable store revenues increased 7.5% in fiscal year 2013.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Belk, Inc., together with its subsidiaries (collectively, the "Company" or "Belk"), is the largest family owned and operated department store business in the United States, with 301 stores in 16 states, primarily in the southern United States, as of the end of fiscal year 2013. The Company generated revenues of $4.0 billion for the fiscal year ended February 2, 2013, and together with its predecessors, has been successfully operating department stores since 1888 by seeking to provide superior service and merchandise that meets customers' needs for fashion, value and quality.

The Company's fiscal year is a 52- or 53-week period ending on the Saturday closest to each January 31. Fiscal year 2014 will contain 52 weeks and will end on February 1, 2014. Fiscal year 2013 contained 53 weeks and ended on February 2, 2013, while fiscal years 2012 and 2011 contained 52 weeks and ended on January 28, 2012 and January 29, 2011, respectively. All fiscal years for which financial information is set forth below contained 52 weeks, except for the fiscal year ended February 2, 2013, which includes 53 weeks. The comparable store net revenue increase for fiscal year 2013 discussed below is based on 52 weeks.

The Company's total revenues increased 7.0% in fiscal year 2013 to $4.0 billion. Comparable store sales increased 6.3%, which included a $60.8 million, or 84.0%, increase in eCommerce revenues, as a result of the Company's investments in key strategic merchandising, marketing, branding, eCommerce and service excellence initiatives aimed at delivering Modern. Southern. Style. to customers and fulfilling their needs for fashion merchandise and value. Merchandising categories with the highest growth rate for the year included women's accessories, children's, men's and home. The Company calculates comparable store revenue as sales from stores that have reached the one-year anniversary of their opening as of the beginning of the fiscal year and eCommerce revenues, but excludes closed stores. Stores undergoing remodeling, expansion or relocation remain in the comparable store revenue calculation. Definitions and calculations of comparable store revenue differ among companies in the retail industry. Net income was $188.4 million or $4.34 per basic share and $4.31 per diluted share in fiscal year 2013 compared to net income of $183.1 million or $4.04 per basic share and $4.02 per diluted share in fiscal year 2012. The increase in net income is primarily a result of higher sales and expense leverage in fiscal year 2013, offset by the release of a $20.2 million deferred tax valuation allowance in the prior year.

Management believes that consumers will remain focused on value in fiscal year 2014. The Company intends to continue to be flexible in sales and inventory planning and in expense management in order to react to changes in consumer demand. Although the Company expects that operations will be influenced by general economic conditions, including rising food, fuel and energy prices, management does not believe that inflation has had a material effect on the Company's results of operations. However, there can be no assurance that our business will not be affected by such factors in the future.

Belk stores seek to provide customers the convenience of one-stop shopping, with an appealing merchandise mix and extensive offerings of brands, styles, assortments and sizes. Belk stores sell top national brands of fashion apparel, shoes and accessories for women, men and children, as well as cosmetics, home furnishings, housewares, fine jewelry, gifts and other types of quality merchandise. The Company also sells exclusive private label brands, which offer customers differentiated merchandise selections. Larger Belk stores may include hair salons, spas, restaurants, optical centers and other amenities.

The Company seeks to be the leading department store in its markets by selling merchandise to customers that meet their needs for fashion, selection, value, quality and service. To achieve this goal, Belk's business strategy focuses on quality merchandise assortments, effective marketing and sales promotional strategies, attracting and retaining talented, well-qualified associates to deliver superior customer service, and operating efficiently with investments in information technology and process improvement.

The Company operates retail department stores in the highly competitive retail industry. Management believes that the principal competitive factors for retail department store operations include merchandise selection, quality, value, customer service and convenience. The Company believes its stores are strong competitors in all of these areas. The Company's primary competitors are traditional department stores, mass merchandisers, national apparel chains, individual specialty apparel stores, direct merchant firms and online retailers, including Macy's, Inc., Dillard's, Inc., Nordstrom, Inc., Kohl's Corporation, Target Corporation, Sears Holding Corporation, TJX Companies, Inc., Wal-Mart Stores, Inc., J.C. Penney Company, Inc, and Amazon.com, Inc.

The Company has focused its growth strategy in the last several years on remodeling and expanding existing stores, developing new merchandising concepts in targeted demand centers, and expanding its online capabilities. The Company will, however, continue to explore new store opportunities in markets where the Belk name and reputation are well known and where Belk can distinguish its stores from the competition. In fiscal year 2013, the net store selling square footage remained consistent due to four store closings, offset by two store openings and five store expansions.

eCommerce

The Company continues to grow its eCommerce business and expand capabilities on the belk.com website. The belk.com website features a wide assortment of fashion apparel, accessories and shoes, plus a large selection of cosmetics, home and gift merchandise. Many leading national brands are offered at belk.com along with the Company's exclusive private brands. The Company generated eCommerce revenues of $135.2 million, $72.4 million and $34.8 million in fiscal years 2013, 2012 and 2011, respectively. On a 52- versus 52-week basis, eCommerce revenues increased 84.0%, 108.1% and 69.5%, and contributed 1.6%, 1.0% and 0.4% to the comparable store revenue increases in fiscal years 2013, 2012 and 2011, respectively.

In fiscal year 2013, the Company strengthened its eCommerce business with systems improvements, expansion of merchandise assortments, increased multimedia marketing and implementation of new social community engagement strategies. The Company's 142,000 square foot eCommerce center in Pineville, NC was expanded by 117,000 square feet in the fourth quarter of fiscal year 2011. Additionally, in February 2012, the Company entered into a lease for a 515,000 square foot fulfillment center in Jonesville, SC, which began operations in June 2012.

Results of Operations

The following table sets forth, for the periods indicated, the percentage relationship to revenues of certain items in the Company's consolidated statements of income and other pertinent financial and operating data.

	Fiscal Year Ended		
	February 2, 2013(1)	January 28, 2012	January 29, 2011
SELECTED FINANCIAL DATA			
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	66.6	66.5	67.0
Selling, general and administrative expenses	24.9	25.4	26.0
Gain on sale of property and equipment	0.1	0.1	0.2
Asset impairment and exit costs	—	0.1	0.2
Operating income	8.6	8.1	7.0
Interest expense	1.3	1.4	1.4
Income tax expense	2.6	1.8	1.9
Net income	4.8	5.0	3.6
SELECTED OPERATING DATA:			
Selling square footage (in thousands)	22,700	22,800	22,800
Store revenues per selling square foot	$ 174	$ 162	$ 154
Comparable store revenue increase(1)	6.3%	5.5%	5.1%
Number of stores			
Opened	2	1	1
Closed	(4)	(3)	(1)
Total — end of period	301	303	305

(1) Fiscal year 2013 was a 53-week year. On a 53- versus 52-week basis, comparable store net revenues increased 7.5% in fiscal year 2013.

The Company's store and eCommerce operations have been aggregated into one reporting segment due to their similar economic characteristics, products, customers and methods of distribution. These operations are expected to continue to have similar characteristics and long-term financial performance in future periods.

The following table gives information regarding the percentage of revenues contributed by each merchandise area for each of the last three fiscal years. There were no material changes between fiscal years, as reflected in the table below.

Merchandise Areas	Fiscal Year 2013	Fiscal Year 2012	Fiscal Year 2011
Women's	33%	34%	35%
Cosmetics, Shoes and Accessories	34%	34%	33%
Men's	17%	17%	17%
Home	10%	9%	9%
Children's	6%	6%	6%
Total	100%	100%	100%

Comparison of Fiscal Years Ended February 2, 2013 and January 28, 2012

Revenues. In fiscal year 2013, the Company's revenues increased 7.0%, or $0.3 billion, to $4.0 billion from $3.7 billion in fiscal year 2012. The increase was primarily attributable to a 53- versus 52-week increase in revenues from comparable stores of 7.5%, partially offset by a $11.8 million decrease in revenues due to closed stores. Revenues for the 53rd week were $44.4 million and contributed 1.2% of the 7.5% comparable store revenue increase.

Cost of Goods Sold. Cost of goods sold was $2.6 billion, or 66.6% of revenues in fiscal year 2013 compared to $2.5 billion, or 66.5% of revenues in fiscal year 2012. The increase in cost of goods sold of $174.6 million was primarily due to the increase in revenues.

Selling, General and Administrative Expenses. Selling, general and administrative expenses ("SG&A") were $985.2 million, or 24.9% of revenues in fiscal year 2013, compared to $938.0 million, or 25.4% of revenues for fiscal year 2012. The increase in SG&A expenses was primarily due to an increase in payroll, benefits, and advertising expense for fiscal year 2013. The SG&A expense rate decreased due to the fixed cost leveraging as a result of the 7.5% increase in comparable store revenues, partially offset by an incremental increase in payroll and benefits expense as a percentage of revenues.

Gain on property and equipment. Gain on property and equipment was $4.2 million for fiscal year 2013 compared to $3.1 million for fiscal year 2012. The fiscal year 2013 gain was primarily due to the $2.6 million of amortization of the deferred gain on the sale and leaseback of the Company's headquarters building located in Charlotte, NC, a $1.4 million gain associated with the sale of two former store locations and a parcel of land the Company owned, and a $1.0 million gain for insurance proceeds in excess of the net book value of property damaged by floods. The fiscal year 2012 gain was primarily due to the $2.6 million of amortization of the deferred gain on the sale and leaseback of the Company's headquarters building located in Charlotte, NC, as well as a $1.2 million gain on the nonmonetary exchange of a retail location.

Asset Impairment and Exit Costs. In fiscal year 2013, the Company recorded a $0.7 million rent adjustment due to space reductions at two stores, partially offset by $0.3 million in asset impairment charges primarily to adjust two retail locations' net book value to fair value and a $0.2 million charge for exit costs primarily associated with the closing of two stores. The Company determines fair value of its retail locations primarily based on the present value of future cash flows. In fiscal year 2012, the Company recorded a $3.5 million charge for exit costs associated with the closing of one store, a $1.3 million charge for real estate holding costs, and $0.4 million in asset impairment charges primarily to adjust a retail location's net book value to fair value. These charges were partially offset by a $2.9 million reversal of previously estimated exit cost reserves due to the termination of the leases prior to their end date.

Interest Expense. In fiscal year 2013, the Company's interest expense decreased $0.7 million to $49.5 million from $50.2 million for fiscal year 2012. The decrease was primarily due to a decrease in total debt for a majority of fiscal year 2013 as a result of the $125.0 million discretionary payment to extinguish the term loan outstanding under the credit facility in the fourth quarter of fiscal year 2012 and the payment of $100.0 million of senior notes upon maturity in the second quarter of fiscal year 2013, partially offset by $100.0 million in new private placement notes issued by the Company in the fourth quarter of fiscal year 2012.

Interest Income. In fiscal year 2013, the Company's interest income decreased to $0.2 million from $0.3 million in fiscal year 2012. The decrease was primarily due to lower short-term investments and lower market interest rates in fiscal year 2013 as compared to fiscal year 2012.

Income tax expense. Income tax expense for fiscal year 2013 was $102.1 million, or 35.2%, compared to $67.0 million, or 26.8%, for the same period in fiscal year 2012. The effective tax rate increased primarily as a result of the release of the $20.2 million deferred state tax valuation allowance during fiscal year 2012.

Comparison of Fiscal Years Ended January 28, 2012 and January 29, 2011

Revenues. In fiscal year 2012, the Company's revenues increased 5.3%, or $0.2 billion, to $3.7 billion from $3.5 billion in fiscal year 2011. The increase was primarily attributable to a 5.5% increase in revenues from comparable stores, partially offset by a $6.8 million decrease in revenues due to closed stores.

Cost of Goods Sold. Cost of goods sold was $2.5 billion, or 66.5% of revenues in fiscal year 2012 compared to $2.4 billion, or 67.0% of revenues in fiscal year 2011. The increase in cost of goods sold of $108.0 million was primarily due to the increase in revenues. The decrease in cost of goods sold as a percentage of revenues was primarily attributable to reduced markdown activity, as well as reduced occupancy costs due to the closure of three leased locations, coupled with increasing revenues.

Selling, General and Administrative Expenses. SG&A expenses were $938.0 million, or 25.4% of revenues in fiscal year 2012, compared to $914.1 million, or 26.0% of revenues for fiscal year 2011. The increase in SG&A expenses was primarily due to an increase in payroll, benefits, and advertising expense, partially offset by a reduction in depreciation expense for fiscal year 2012. The SG&A expense rate decreased due to the 5.5% increase in comparable store revenues combined with a decrease in depreciation expense, partially offset by an incremental increase in payroll and benefits expense as a percentage of revenues.

Gain on sale of property and equipment. Gain on sale of property and equipment was $3.1 million for fiscal year 2012 compared to $6.4 million for fiscal year 2011. The fiscal year 2012 gain was primarily due to the $2.6 million of amortization of the deferred gain on the sale and leaseback of the Company's headquarters building located in Charlotte, NC, as well as a $1.2 million gain on the nonmonetary exchange of a retail location. The fiscal year 2011 gain was primarily due to the $2.6 million of amortization of the deferred gain on the sale and leaseback of the Company's headquarters building located in Charlotte, NC, as well as $2.3 million in gains on the sale of three former retail locations.

Asset Impairment and Exit Costs. In fiscal year 2012, the Company recorded a $3.5 million charge for exit costs associated with the closing of one store, a $1.3 million charge for real estate holding costs, and $0.4 million in asset impairment charges primarily to adjust a retail location's net book value to fair value. These charges were partially offset by a $2.9 million reversal of previously estimated exit cost reserves due to the termination of the leases prior to their end date. In fiscal year 2011, the Company recorded $5.9 million in asset impairment charges primarily to adjust two retail locations' net book values to fair value. The Company also recorded a $3.5 million charge for real estate holding costs, offset by a $3.5 million revision to a previously estimated lease buyout reserve.

Interest Expense. In fiscal year 2012, the Company's interest expense decreased $0.5 million to $50.2 million from $50.7 million for fiscal year 2011. The decrease was primarily due to a decrease in total debt for a majority of fiscal year 2012 as a result of the $125.0 million discretionary payment towards the bank term loan made on November 23, 2010.

Interest Income. In fiscal year 2012, the Company's interest income decreased to $0.3 million from $0.6 million in fiscal year 2011. The decrease was primarily due to lower short-term investments and lower market interest rates in fiscal year 2012 as compared to fiscal year 2011.

Income tax expense. Income tax expense for fiscal year 2012 was $67.0 million, or 26.8%, compared to $68.2 million, or 34.8%, for the same period in fiscal year 2011. The effective tax rate decreased primarily as a result of a $20.2 million deferred state tax valuation allowance that was released during fiscal year 2012.

Seasonality and Quarterly Fluctuations

Due to the seasonal nature of the retail business, the Company has historically experienced and expects to continue to experience seasonal fluctuations in its revenues, operating income and net income. A disproportionate amount of the Company's revenues and a substantial amount of operating and net income are realized during the fourth quarter, which includes the holiday selling season. If for any reason the Company's revenues were below seasonal norms during the fourth quarter, the Company's annual results of operations could be adversely affected. The Company's inventory levels generally reach their highest levels in anticipation of increased revenues during these months.

The following table illustrates the seasonality of revenues by quarter as a percentage of the full year for the fiscal years indicated.

	2013	2012	2011
First quarter	23.0%	22.9%	22.9%
Second quarter	21.9	22.5	22.4
Third quarter	21.2	21.4	21.2
Fourth quarter	33.9	33.2	33.5

The Company's quarterly results of operations could also fluctuate significantly as a result of a variety of factors, including the timing of new store openings, expansions and remodels.

Liquidity and Capital Resources

The Company's primary sources of liquidity are cash on hand of $269.2 million as of February 2, 2013, cash flows from operations, and borrowings under debt facilities, which consist of a $350.0 million credit facility and $375.0 million in senior notes.

The credit facility, which matures in November 2015, allows for up to $250.0 million of outstanding letters of credit. The credit facility charges interest based upon certain Company financial ratios and the interest spread was calculated at February 2, 2013 using LIBOR plus 125 basis points, or 1.45%. The credit facility contains restrictive covenants including leverage and fixed charge coverage ratios. The Company's calculated leverage ratio dictates the LIBOR spread that will be charged on outstanding borrowings in the subsequent quarter. The leverage ratio is calculated by dividing adjusted debt, which is the sum of the Company's outstanding debt and last four quarters of rent expense multiplied by a factor of eight, by the last four quarters of pre-tax income plus net interest expense and non-cash items, such as depreciation, amortization, and impairment expense. At February 2, 2013, the maximum leverage ratio allowed under the credit facility was 4.0, and the calculated leverage ratio was 1.78. The Company was in compliance with all covenants as of February 2, 2013 and expects to remain in compliance with all debt covenants for the next twelve months and foreseeable future. As of February 2, 2013, the Company had $13.1 million of standby letters of credit outstanding under the credit facility, and availability under the credit facility was $336.9 million.

The senior notes have restrictive covenants that are similar to the Company's credit facility, and had the following terms as of February 2, 2013:

Amount (in millions)	Type of Rate	Rate	Maturity Date
$ 100.0	Fixed	5.31%	July 2015
125.0	Fixed	6.20%	August 2017
50.0	Fixed	5.70%	November 2020
100.0	Fixed	5.21%	January 2022
$ 375.0			

On January 30, 2013, the Company paid the $17.8 million, 20-year variable rate, 0.20% at January 30, 2013, state bond facility which would have matured in October 2025. In connection with the debt extinguishment, the Company expensed unamortized fees of $0.1 million related to the state bond facility and recognized this charge as a loss on extinguishment of debt in the consolidated statement of income. Associated with this bond was an $18.0 million standby letter of credit outstanding under the credit facility, which was canceled upon payment of the $17.8 million state bond facility.

On July 12, 2012, the Company paid, upon maturity, $80.0 million of its floating rate senior note and $20.0 million of its 5.05% fixed rate senior note. The $80.0 million floating rate senior note had an associated interest rate swap, with a fixed interest rate of 5.2%, designated as a cash flow hedge of variable interest payments.

The debt facilities place certain restrictions on mergers, consolidations, acquisitions, sales of assets, indebtedness, transactions with affiliates, leases, liens, investments, dividends and distributions, exchange and issuance of capital stock and guarantees, and require maintenance of minimum financial ratios, which include a leverage ratio, consolidated debt to consolidated capitalization ratio and a fixed charge coverage ratio. These ratios are calculated exclusive of non-cash charges, such as fixed asset, goodwill and other intangible asset impairments.

The Company may utilize derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. As of February 2, 2013, the Company does not have any interest rate swaps outstanding. The Company has not historically traded, and does not anticipate prospectively trading, in derivatives. These swap agreements were used to reduce the potential impact of increases in interest rates on variable rate debt. The difference between the fixed rate leg and the variable rate leg of the swap, to be paid or received, was accrued and recognized as an adjustment to interest expense. Additionally, the change in the fair value of a swap designated as a cash flow hedge was marked to market through accumulated other comprehensive income.

Belk has also planned investments totaling approximately $600 million over a five-year period that began in fiscal year 2011 for key strategic initiatives including approximately $42 million for branding, $14 million for customer service enhancements, $270 million for store expansions and remodels, and $263 million for technology.

Management believes that cash on hand of $269.2 million as of February 2, 2013, cash flows from operations and existing credit facilities will be sufficient to cover working capital needs, stock repurchases, dividends, capital expenditures, pension contributions and debt service requirements for the next twelve months and foreseeable future.

Net cash provided by operating activities was $300.1 million for fiscal year 2013 compared to $251.9 million for fiscal year 2012. The increase in cash provided by operating activities for fiscal year 2013 was principally due to a $41.0 million decrease in pension contributions, a $23.2 million increase in accounts payable resulting from the increase in inventory purchases, and a $7.4 million increase in accrued liabilities resulting from increased taxes, other than income. This was partially offset by the increase in inventory to support current sales trends and a $33.0 million increase in income taxes paid in fiscal year 2013 primarily as a result of lower estimated tax payments made during fiscal year 2012.

Net cash used by investing activities increased $43.4 million to $178.3 million for fiscal year 2013 from $134.9 million for fiscal year 2012. The increase in cash used by investing activities primarily resulted from increased purchases of property and equipment of $38.9 million.

The Company's capital expenditures of $182.8 million during fiscal year 2013 were comprised primarily of amounts related to store remodeling and expansion projects, as well as eCommerce and information technology enhancements. The Company has increased the amount of its anticipated capital expenditures for fiscal year 2014 primarily due to information technology and eCommerce enhancements.

Net cash used by financing activities increased $194.7 million to $308.8 million for fiscal year 2013 from $114.1 million for fiscal year 2012. The increase in cash used by financing activities primarily relates to the $100.0 million payment of senior notes, a $51.0 million increase in dividends paid primarily due to the accelerated fiscal year 2014 dividend payment, and a $17.8 million payment of the state bond facility.

Contractual Obligations and Commercial Commitments

To facilitate an understanding of the Company's contractual obligations and commercial commitments, the following data is provided:

	Payments Due by Period				
	Total	Within 1 Year	1 - 3 Years	3 - 5 Years	After 5 Years
	(dollars in thousands)				
Contractual Obligations					
Long-Term Debt	$ 375,000	$ —	$100,000	$125,000	$150,000
Estimated Interest Payments on Debt(a)	119,123	21,791	40,189	28,384	28,759
Capital Lease Obligations	24,824	9,714	11,372	2,507	1,231
Operating Leases(b)	550,029	74,830	131,330	99,432	244,437
Purchase Obligations(c)	134,076	94,895	38,511	670	—
Total Contractual Cash Obligations	$1,203,052	$201,230	$321,402	$255,993	$424,427

	Amount of Commitment Expiration per Period				
	Total Amounts Committed	Within 1 Year	1 - 3 Years	3 - 5 Years	After 5 Years
	(dollars in thousands)				
Other Commercial Commitments					
Standby Letters of Credit	$ 13,145	$ 13,145	$—	$—	$—

(a) Interest rates used to compute estimated interest payments utilize the stated rate.

(b) Lease payments consist of base rent only and do not include amounts for percentage rents, real estate taxes, insurance and other expenses related to those locations.

(c) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Agreements that are cancelable without penalty, such as merchandise purchase orders, have been excluded. Purchase obligations relate primarily to purchases of property and equipment, information technology contracts, maintenance agreements and advertising contracts.

Obligations under the deferred compensation and postretirement benefit plans are not included in the contractual obligations table. The Company's deferred compensation and postretirement plans are not funded in advance. Deferred compensation and other non-qualified plan payments during fiscal years 2013 and 2012 totaled $8.1 million and $7.5 million, respectively. Postretirement benefit payments during fiscal years 2013 and 2012 totaled $2.1 million and $2.6 million, respectively.

Obligations under the Company's defined benefit pension plan are not included in the contractual obligations table. Under the current requirements of the Pension Protection Act of 2006 ("PPA"), the Company is required to fund the net pension liability over the subsequent seven years. The net pension liability under PPA is calculated based on certain assumptions at January 1 of each year that are subject to change based on economic conditions (and any regulatory changes) in the future. The Company expects to contribute sufficient amounts to the pension plan so that the PPA guidelines are exceeded.

As of February 2, 2013, the total uncertain tax position liability was approximately $18.8 million, including tax, penalty and interest. The Company is not able to reasonably estimate the timing of these tax related future cash flows and has excluded these liabilities from the table. At this time, the Company does not expect a material change to its gross unrecognized tax benefit during fiscal year 2014.

Also excluded from the contractual obligations table are payments the Company may make for employee medical costs and workers compensation, general liability and automobile claims.

Off-Balance Sheet Arrangements

The Company has not provided any financial guarantees as of February 2, 2013. The Company has not created, and is not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating the Company's business. The Company does not have any arrangements or relationships with entities that are not consolidated into the financial statements that are reasonably likely to materially affect the Company's liquidity or the availability of capital resources.

New Accounting Pronouncements

In January 2013, the Financial Accounting Standards Board issued Accounting Standards Update No. 2013-04, "Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date (a consensus of the FASB Emerging Issues Task Force)," which requires measurement of obligations within the scope of this guidance to be the sum of the amount agreed to pay on the basis of arrangement among co-obligors and any additional amounts expected to pay on behalf of co-obligors, in addition to disclosure of the nature and amount of the obligation. This guidance will be effective at the beginning of fiscal year 2015. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

In December 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05," which deferred the requirement to present on the face of the financial statements items that are reclassified from other comprehensive income to net income. In February 2013, the Financial Accounting Standards Board issued Accounting Standard Update No.2013-02," which finalized the reporting requirements of reclassifications out of accumulated other comprehensive income. This guidance will be effective at the beginning of fiscal year 2014. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

In December 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-11, "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities," which requires disclosure of both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to agreements similar to a master netting arrangements. In January 2013, the Financial Accounting Standards Board issued Accounting Standards Update No. 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities," which clarified the scope of Accounting Standards Update No. 2011-11. This guidance will be effective at the beginning of fiscal year 2014. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

Impact of Inflation or Deflation

Although the Company expects that operations will be influenced by general economic conditions, including rising food, fuel and energy prices, management does not believe that inflation has had a material effect on the Company's results of operations. However, there can be no assurance that our business will not be affected by such factors in the future.

Critical Accounting Policies

Management's discussion and analysis discusses the results of operations and financial condition as reflected in the Company's consolidated financial statements, which have been prepared in accordance with GAAP. As discussed in the Company's notes to the consolidated financial statements, the preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to inventory valuation, vendor allowances, property and equipment, rent expense, useful lives of depreciable assets, recoverability of long-lived assets, including intangible assets, store closing reserves, customer loyalty programs, income taxes, derivative financial instruments, credit income, the calculation of pension and postretirement obligations, self-insurance reserves and stock based compensation.

Management bases its estimates and judgments on its substantial historical experience and other relevant factors, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. See the Company's notes to the consolidated financial statements for a discussion of the Company's significant accounting policies.

While the Company believes that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the preparation of the consolidated financial statements, the Company cannot guarantee that its estimates and assumptions will be accurate, which could require the Company to make adjustments to these estimates in future periods.

The following critical accounting policies are used in the preparation of the consolidated financial statements:

Inventory Valuation. Inventories are valued using the lower of cost or market value, determined by the retail inventory method. Under the retail inventory method ("RIM"), the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that is widely used in the retail industry due to its practicality. Also, it is recognized that the use of the retail inventory method will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise markon, markup, markdowns and shrinkage, which significantly affect the ending inventory valuation at cost as well as the corresponding charge to cost of goods sold. In addition, failure to take appropriate markdowns currently can result in an overstatement of inventory under the lower of cost or market principle.

Vendor Allowances. The Company receives allowances from its vendors through a variety of programs and arrangements, including markdown reimbursement programs. These vendor allowances are generally intended to offset the Company's costs of selling the vendors' products in its stores. Allowances are recognized in the period in which the Company completes its obligations under the vendor agreements. Most incentives are deducted from amounts owed to the vendor at the time the Company completes its obligations to the vendor or shortly thereafter.

The following summarizes the types of vendor incentives and the Company's applicable accounting policies:

- Advertising allowances — Represents reimbursement of advertising costs initially funded by the Company. Amounts are recognized as a reduction to SG&A expenses in the period that the advertising expense is incurred.

- Markdown allowances — Represents reimbursement for the cost of markdowns to the selling price of the vendor's merchandise. Amounts are recognized as a reduction to cost of goods sold in the later of the period that the merchandise is marked down or the reimbursement is negotiated. Amounts received prior to recognizing the markdowns are recorded as a reduction to the cost of inventory.
- Payroll allowances — Represents reimbursement for payroll costs. Amounts are recognized as a reduction to SG&A expense in the period that the payroll cost is incurred.

Property and Equipment, net. Property and equipment owned by the Company are stated at cost less accumulated depreciation and amortization. Property and equipment leased by the Company under capital leases are stated at an amount equal to the present value of the minimum lease payments less accumulated amortization. Depreciation and amortization are recorded utilizing straight-line and in certain circumstances accelerated methods, typically over the shorter of estimated asset lives or related lease terms. The Company amortizes leasehold improvements over the shorter of the estimated asset life or expected lease term that would include cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the date the assets are placed in service, to be reasonably assured. The Company makes judgments in determining the estimated useful lives of its depreciable long-lived assets which are included in the consolidated financial statements. The estimate of useful lives is typically determined by the Company's historical experience with the type of asset purchased.

Intangibles. Intangible assets are accounted for in accordance with ASC 350, "Intangibles — Goodwill and Other." Leasehold intangibles, which represent the excess of fair value over the carrying value (assets) or the excess of carrying value over fair value (liabilities) of acquired leases, are amortized on a straight-line basis over the remaining terms of the lease agreements. The lease term includes cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears to be reasonably assured. The lease intangibles are included in other current assets and accrued liabilities for the current portions and other assets and other noncurrent liabilities for the noncurrent portions. Customer relationships, which represent the value of customer relationships obtained in acquisitions or purchased, are amortized on a straight-line basis over their estimated useful life and are included in other assets. The carrying value of intangible assets is reviewed by the Company's management to assess the recoverability of the assets when facts and circumstances indicate that the carrying value may not be recoverable.

Rent Expense. The Company recognizes rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the inception of the lease, to be reasonably assured. Developer incentives are recognized as a reduction to occupancy costs over the lease term. The lease term commences on the date when the Company gains control of the property.

Useful Lives of Depreciable Assets. The Company makes judgments in determining the estimated useful lives of its depreciable long-lived assets which are included in the consolidated financial statements. The estimate of useful lives is typically determined by the Company's historical experience with the type of asset purchased.

Recoverability of Long-Lived Assets. In accordance with ASC 360, "Property, Plant, and Equipment," long-lived assets, such as property and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset based upon the future highest and best use of the impaired asset. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. The Company determines fair value of its retail locations primarily based on the present value of future cash flows based upon the future highest and best use of the asset.

Store Closing Reserves. The Company reduces the carrying value of property and equipment to fair value for owned locations or recognizes a reserve for future obligations for leased facilities at the time the Company ceases using property and/or equipment. The reserve includes future minimum lease payments and common area maintenance and taxes for which the Company is obligated under operating lease agreements. Additionally, the Company makes certain assumptions related to potential subleases and lease terminations. These assumptions are based on management's knowledge of the market and other relevant experience. However, significant changes in the real estate market and the inability to enter into the subleases or obtain lease terminations within the estimated time frame may result in increases or decreases to these reserves.

Customer Loyalty Programs. The Company utilizes a customer loyalty program that issues certificates for discounts on future purchases to proprietary charge card customers based on their spending levels. The certificates are classified as a reduction to revenue as they are earned by the customers. The Company maintains a reserve liability for the estimated future redemptions of the certificates. The estimated impact on revenues of a 10% change in program utilization would be $2.6 million.

Pension and Postretirement Obligations. The Company utilizes significant assumptions in determining its periodic pension and postretirement expense and obligations that are included in the consolidated financial statements. These assumptions include determining an appropriate discount rate and investment earnings. The Company calculates the periodic pension and postretirement expense and obligations based upon these assumptions and actual employee census data.

The Company selected an investment earnings assumption of 7.25% to determine its fiscal year 2013 expense. The Company believes that this assumption was appropriate given the composition of its plan assets and expected market returns thereon. The estimated effect of a 0.25% increase or decrease in the investment earnings assumption would decrease or increase pension expense by approximately $1.0 million. The Company has selected an investment earnings assumption of 6.75% for fiscal year 2014.

The Company selected a discount rate assumption of 4.375% to determine its fiscal year 2013 expense. The Company believes that this assumption is appropriate given the composition of its plan obligations and the interest rate environment as of the measurement date. The estimated effect of a 0.25% increase or decrease in the discount rate assumption would have decreased or increased fiscal year 2013 pension expense by approximately $0.1 million. The Company has decreased its discount rate assumption to 4.125% for fiscal year 2014.

The Company expects to contribute sufficient amounts to the pension plan so that the PPA guidelines are exceeded, and over the next five years, the pension plan becomes fully funded if interest rate and asset return assumptions are realized. The Company elected to contribute $18.0 million and $59.0 million to its Pension Plan in fiscal years 2013 and 2012, respectively. The Company expects to contribute $1.2 million to its non-qualified defined benefit Supplemental Executive Retirement Plan in fiscal year 2014, and contributed $1.4 million and $1.3 million in fiscal years 2013 and 2012, respectively. The Company expects to contribute $2.1 million to its postretirement plan in fiscal year 2014, and contributed $2.1 million and $2.6 million in fiscal years 2013 and 2012, respectively.

Self Insurance Reserves. The Company is responsible for the payment of workers' compensation, general liability and automobile claims under certain dollar limits. The Company purchases insurance for workers' compensation, general liability and automobile claims for amounts that exceed certain dollar limits. The Company records a liability for its obligation associated with incurred losses utilizing historical data and industry accepted loss analysis standards to estimate the loss development factors used to project the future development of incurred losses. Management believes that the Company's loss reserves are adequate but actual losses may differ from the amounts provided.

The Company is responsible for the payment of medical and dental claims and records a liability for claims obligations in excess of amounts collected from associate premiums. Historical data on incurred claims along with industry accepted loss analysis standards are used to estimate the loss development factors to project the future development of incurred claims. Management believes that the Company's reserves are adequate but actual claims liabilities may differ from the amounts provided.

Income Taxes. Income taxes are accounted for under the asset and liability method. The annual effective tax rate is based on income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which the Company operates. Significant judgment is required in determining annual tax expense and in evaluating tax positions. In accordance with ASC 740, "Income Taxes," the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The reserves (including the impact of the related interest and penalties) are adjusted in light of changing facts and circumstances, such as the progress of a tax audit.

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement bases and the respective tax bases of the assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company accrues interest related to unrecognized tax benefits in interest expense, while accruing penalties related to unrecognized tax benefits in income tax expense (benefit).

Derivative Financial Instruments. The Company may utilize derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. The Company has not historically traded, and does not anticipate prospectively trading, in derivatives. These swap agreements were used to reduce the potential impact of increases in interest rates on variable rate debt. The difference between the fixed rate leg and the variable rate leg of each swap, to be paid or received, was accrued and recognized as an adjustment to interest expense. Additionally, the change in the fair value of a swap designated as a cash flow hedge was marked to market through accumulated other comprehensive income. Swaps that were not designated as hedges were marked to market through gain (loss) on investments.

Stock Based Compensation. The Company accounts for stock based compensation under the guidelines of ASC 718, "Compensation — Stock Compensation." ASC 718 requires the Company to account for stock based compensation by using the grant date fair value of share awards and the estimated number of shares that will ultimately be issued in conjunction with each award.

Finance Income. In connection with the program agreement ("Program Agreement") signed with GE Capital Retail Bank ("GECRB"), an affiliate of GE Consumer Finance, in fiscal year 2006, the Company is paid a percentage of net private label credit card account sales. These payments under the 10-year credit card Program Agreement between Belk and GE, are recorded as an offset to SG&A expenses in the consolidated statements of income. This Program Agreement sets forth among other things the terms and conditions under which GE will issue credit cards to Belk's customers. Under the Program Agreement, the Company will be paid a percentage of net credit sales for future credit card sales, for which Belk is required to perform certain duties and receive fees. In March 2013, the Program Agreement was amended, extending the expiration date from June 30, 2016 to December 31, 2017.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company was exposed to market risk from changes in interest rates on its variable rate debt. The Company used interest rate swaps to manage the interest rate risk associated with its borrowings and to manage the Company's allocation of fixed and variable rate debt. The Company does not use financial instruments for trading or other speculative purposes and is not a party to any leveraged derivative instruments. The Company's net exposure to interest rate risk is based on the difference between the outstanding variable rate debt and the notional amount of its designated interest rate swaps. On July 12, 2012, the Company paid, upon maturity, $80.0 million of its floating rate senior note, which had an associated interest rate swap with a fixed interest rate of 5.2%, designated as a cash flow hedge of variable interest payments. At February 2, 2013, the Company had no variable rate debt or interest rate swaps.

A discussion of the Company's accounting policies for derivative financial instruments is included in the Summary of Significant Accounting Policies in Note 1 to the Company's consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share amounts)

	Fiscal Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Revenues	$ 3,956,866	$ 3,699,592	$ 3,513,275
Cost of goods sold (including occupancy, distribution and buying expenses)	2,636,140	2,461,515	2,353,536
Selling, general and administrative expenses	985,225	938,008	914,078
Gain on sale of property and equipment	4,168	3,143	6,416
Asset impairment and exit costs	(268)	2,302	6,096
Operating income	339,937	300,910	245,981
Interest expense	(49,481)	(50,218)	(50,679)
Interest income	175	328	569
Loss on extinguishment of debt	(127)	(922)	—
Income before income taxes	290,504	250,098	195,871
Income tax expense	102,134	66,950	68,243
Net income	$ 188,370	$ 183,148	$ 127,628
Basic net income per share	$ 4.34	$ 4.04	$ 2.72
Diluted net income per share	$ 4.31	$ 4.02	$ 2.71
Weighted average shares outstanding:			
Basic	43,435,314	45,355,941	46,921,875
Diluted	43,712,263	45,579,987	47,011,533

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Fiscal Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Net income	$188,370	$183,148	$127,628
Other comprehensive income:			
Unrealized gain on interest rate swap, net of $740, $1,379 and $669 income taxes for the fiscal years ended February 2, 2013, January 28, 2012 and January 29, 2011, respectively	945	2,323	1,346
Defined benefit plan adjustments, net of $3,794, $20,952 and $7,370 income taxes for the fiscal years ended February 2, 2013, January 28, 2012 and January 29, 2011, respectively	6,391	(35,296)	13,738
Total other comprehensive income	7,336	(32,973)	15,084
Total comprehensive income	$195,706	$150,175	$142,712

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	February 2, 2013	January 28, 2012
Assets		
Current assets:		
Cash and cash equivalents	$ 269,177	$ 456,272
Accounts receivable, net	36,315	39,431
Merchandise inventory	1,009,687	887,029
Prepaid income taxes, expenses and other current assets	29,209	22,362
Total current assets	1,344,388	1,405,094
Property and equipment, net	1,055,944	993,122
Deferred income taxes	43,292	83,034
Other assets	38,739	32,966
Total assets	$2,482,363	$2,514,216
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 259,500	$ 216,438
Accrued liabilities	227,510	186,820
Accrued income taxes	22,334	20,684
Deferred income taxes	36,710	27,570
Current installments of long-term debt and capital lease obligations	9,714	108,164
Total current liabilities	555,768	559,676
Long-term debt and capital lease obligations, excluding current installments	390,110	415,515
Retirement obligations and other noncurrent liabilities	273,864	302,795
Total liabilities	1,219,742	1,277,986
Stockholders' equity:		
Preferred stock	—	—
Common stock, 400 million shares authorized and 42.7 and 44.9 million shares issued and outstanding as of February 2, 2013 and January 28, 2012, respectively	427	449
Paid-in capital	271,913	364,590
Retained earnings	1,157,263	1,045,509
Accumulated other comprehensive loss	(166,982)	(174,318)
Total stockholders' equity	1,262,621	1,236,230
Total liabilities and stockholders' equity	$2,482,363	$2,514,216

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (in thousands)

	Common Stock Shares	Common Stock Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at January 30, 2010	48,286	$483	$ 451,278	$ 798,963	$(156,429)	$1,094,295
Net income	—	—	—	127,628	—	127,628
Other comprehensive income	—	—	—	—	15,084	15,084
Cash dividends	—	—	—	(38,638)	—	(38,638)
Issuance of stock-based compensation	—	—	(43)	—	—	(43)
Stock-based compensation expense	—	—	8,823	—	—	8,823
Common stock issued	36	—	539	—	—	539
Repurchase and retirement of common stock	(1,978)	(20)	(51,396)	—	—	(51,416)
Balance at January 29, 2011	46,344	463	409,201	887,953	(141,345)	1,156,272
Net income	—	—	—	183,148	—	183,148
Other comprehensive income	—	—	—	—	(32,973)	(32,973)
Cash dividends	—	—	—	(25,592)	—	(25,592)
Issuance of stock-based compensation	—	—	(2,212)	—	—	(2,212)
Stock-based compensation expense	—	—	11,981	—	—	11,981
Common stock issued	204	2	600	—	—	602
Repurchase and retirement of common stock	(1,632)	(16)	(54,980)	—	—	(54,996)
Balance at January 28, 2012	44,916	449	364,590	1,045,509	(174,318)	1,236,230
Net income	—	—	—	188,370	—	188,370
Other comprehensive income	—	—	—	—	7,336	7,336
Cash dividends	—	—	—	(76,616)	—	(76,616)
Issuance of stock-based compensation	—	—	(4,352)	—	—	(4,352)
Stock-based compensation expense	—	—	12,827	—	—	12,827
Common stock issued	303	3	870	—	—	873
Repurchase and retirement of common stock	(2,501)	(25)	(102,022)	—	—	(102,047)
Balance at February 2, 2013	42,718	$427	$ 271,913	$1,157,263	$(166,982)	$1,262,621

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
Cash flows from operating activities:			
Net income	$ 188,370	$ 183,148	$ 127,628
Adjustments to reconcile net income to net cash provided by operating activities:			
Asset impairment and exit costs	(268)	2,302	6,096
Deferred income tax expense	40,479	30,458	33,453
Depreciation and amortization expense	122,622	122,761	140,239
Stock-based compensation expense	17,572	16,849	10,466
Gain on sale of property and equipment	(1,539)	(514)	(3,787)
Amortization of deferred gain on sale and leaseback	(2,629)	(2,629)	(2,629)
Amortization of deferred debt issuance costs	833	1,025	1,559
(Increase) decrease in:			
Accounts receivable, net	3,116	(8,245)	(7,981)
Merchandise inventory	(122,658)	(78,526)	(33,161)
Prepaid income taxes, expenses and other assets	(16,193)	(3,062)	4,789
Increase (decrease) in:			
Accounts payable and accrued liabilities	77,402	39,620	(11,984)
Accrued income taxes	1,650	9,758	(24,849)
Retirement obligations and other liabilities	(8,700)	(61,013)	(50,598)
Net cash provided by operating activities	300,057	251,932	189,241
Cash flows from investing activities:			
Purchases of property and equipment	(182,773)	(143,844)	(82,409)
Proceeds from sales of property and equipment	4,441	2,780	5,448
Proceeds from sales of short-term investments	—	6,150	3,200
Net cash used by investing activities	(178,332)	(134,914)	(73,761)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	—	100,000	50,000
Principal payments on long-term debt and capital lease obligations	(126,105)	(130,817)	(204,605)
Dividends paid	(76,616)	(25,592)	(38,638)
Repurchase and retirement of common stock	(102,047)	(54,996)	(51,416)
Stock compensation tax benefit	1,858	816	41
Cash paid for withholding taxes in lieu of stock-based compensation shares	(6,210)	(3,301)	(84)
Deferred financing costs	—	(509)	(3,305)
Proceeds from financing costs	300	250	—
Net cash used by financing activities	(308,820)	(114,149)	(248,007)
Net (decrease) increase in cash and cash equivalents	(187,095)	2,869	(132,527)
Cash and cash equivalents at beginning of period	456,272	453,403	585,930
Cash and cash equivalents at end of period	$ 269,177	$ 456,272	$ 453,403
Supplemental disclosures of cash flow information:			
Income taxes paid	$ 59,536	$ 26,476	$ 60,232
Interest paid, net of capitalized interest	30,458	30,453	30,791
Supplemental schedule of noncash investing and financing activities:			
Increase in property and equipment through accrued purchases	2,589	5,205	1,379
Decrease in investment securities through short-term investments	—	—	(6,850)
Increase in property and equipment through assumption of capital leases	2,249	14,321	4,990

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Belk, Inc. and its subsidiaries (collectively, the "Company" or "Belk") operate retail department stores in 16 states primarily in the southern United States. All intercompany transactions and balances have been eliminated in consolidation. The Company's fiscal year is a 52- or 53-week period ending on the Saturday closest to each January 31. Fiscal year 2014 will contain 52 weeks and will end on February 1, 2014. Fiscal year 2013 contained 53 weeks and ended on February 2, 2013, while fiscal years 2012 and 2011 contained 52 weeks and ended on January 28, 2012 and January 29, 2011, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates are required as part of determining stock-based compensation, depreciation, amortization and recoverability of long-lived and intangible assets, valuation of inventory, establishing store closing and other reserves, self-insurance reserves and calculating retirement obligations and expense.

Revenues

The Company's store and eCommerce operations have been aggregated into one reporting segment due to their similar economic characteristics, products, customers and methods of distribution. These operations are expected to continue to have similar characteristics and long-term financial performance in future periods.

The following table gives information regarding the percentage of revenues contributed by each merchandise area for each of the last three fiscal years. There were no material changes between fiscal years, as reflected in the table below.

Merchandise Areas	Fiscal Year 2013	Fiscal Year 2012	Fiscal Year 2011
Women's	33%	34%	35%
Cosmetics, Shoes and Accessories	34%	34%	33%
Men's	17%	17%	17%
Home	10%	9%	9%
Children's	6%	6%	6%
Total	100%	100%	100%

Revenues include sales of merchandise and the net revenue received from leased departments of \$2.2 million for fiscal year 2013, and \$2.3 million each for fiscal years 2012 and 2011. Sales from retail operations are recorded at the time of delivery and reported net of sales taxes and merchandise returns. The reserve for returns is calculated as a percentage of sales based on historical return percentages.

The Company utilizes a customer loyalty program that issues certificates for discounts on future purchases to proprietary charge card customers based on their spending levels. The certificates are classified as a reduction to revenue as they are earned by the customers. The Company maintains a reserve liability for the estimated future redemptions of the certificates.

Cost of Goods Sold

Cost of goods sold is comprised principally of the cost of merchandise as well as occupancy, distribution and buying expenses. Occupancy expenses include rent, utilities and real estate taxes. Distribution expenses include all costs associated with distribution facilities and eCommerce fulfillment centers. Buying expenses include payroll and travel expenses associated with the merchandise buying function.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses are comprised principally of payroll and benefits for retail and corporate employees, depreciation, advertising and other administrative expenses. SG&A expenses are reduced by proceeds from the 10-year credit card program agreement ("Program Agreement) between Belk and GE Capital Retail Bank ("GECRB"), an affiliate of GE Consumer Finance. In March 2013, the Program Agreement was amended, extending the expiration date from June 30, 2016 to December 31, 2017. This Program Agreement sets forth among other things the terms and conditions under which GE will issue credit cards to Belk's customers. The Company is paid a percentage of net credit sales, as defined by the Program Agreement. Belk is required to perform certain duties, including receiving and remitting in-store payments on behalf of GE and receiving fees for these activities. These amounts totaled $85.9 million, $78.8 million and $71.1 million in fiscal years 2013, 2012 and 2011, respectively.

Gift Cards

The Company issues gift cards which do not contain provisions for expiration or inactivity fees. At the time gift cards are sold, no revenue is recognized; rather, a liability is established for the face amount of the gift card. The liability is relieved and revenue is recognized when gift cards are redeemed for merchandise. The estimated values of gift cards expected to go unused are recognized as a reduction to SG&A expenses in proportion to actual gift card redemptions as the remaining gift card values are redeemed, when there is no requirement for remitting balances to government agencies under unclaimed property laws.

Advertising

Advertising costs, net of co-op recoveries from merchandise vendors, are expensed in the period in which the advertising event takes place and amounted to $164.1 million, $152.0 million and $143.2 million in fiscal years 2013, 2012 and 2011, respectively.

Recoverability of Long-Lived Assets

In accordance with Accounting Standards Codification ("ASC") 360, "Property, Plant, and Equipment," long-lived assets, such as property and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset based upon the future highest and best use of the impaired asset. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. The Company determines fair value of its retail locations primarily based on the present value of future cash flows based upon the future highest and best use of the asset.

Cash Equivalents

Cash equivalents include liquid investments with an original maturity of 90 days or less.

Short-term Investments

Short-term investments consist of investments whose original maturity is greater than 90 days. At January 29, 2011, the Company held an auction rate security ("ARS") of $6.2 million in short-term investments, which represents the amount called at par by the issuer during the first quarter of fiscal year 2012.

Merchandise Inventory

Inventories are valued using the lower of cost or market value, determined by the retail inventory method. Under the retail inventory method ("RIM"), the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that is widely used in the retail industry due to its practicality. Also, it is recognized that the use of the retail inventory method will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise markon, markup, markdowns and shrinkage, which significantly affect the ending inventory valuation at cost as well as the corresponding charge to cost of goods sold. In addition, failure to take appropriate markdowns can result in an overstatement of inventory under the lower of cost or market principle.

Property and Equipment, Net

Property and equipment owned by the Company are stated at historical cost less accumulated depreciation and amortization. Property and equipment leased by the Company under capital leases are stated at an amount equal to the present value of the minimum lease payments less accumulated amortization. Depreciation and amortization are recorded utilizing straight-line and in certain circumstances accelerated methods, typically over the shorter of estimated asset lives or related lease terms. The Company amortizes leasehold improvements over the shorter of the estimated asset life or expected lease term that would include cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the date the assets are placed in service, to be reasonably assured. The Company makes judgments in determining the estimated useful lives of its depreciable long-lived assets which are included in the consolidated financial statements. The estimate of useful lives is typically determined by the Company's historical experience with the type of asset purchased.

Intangibles

Intangible assets are accounted for in accordance with ASC 350, "Intangibles — Goodwill and Other." Leasehold intangibles, which represent the excess of fair value over the carrying value (assets) or the excess of carrying value over fair value (liabilities) of acquired leases, are amortized on a straight-line basis over the remaining terms of the lease agreements. The lease term includes cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears to be reasonably assured. The lease intangibles are included in other current assets and accrued liabilities for the current portions and other assets and other noncurrent liabilities for the noncurrent portions. Customer relationships, which represent the value of customer relationships obtained in acquisitions or purchased, are amortized on a straight-line basis over their estimated useful life and are included in other assets. The carrying value of intangible assets is reviewed by the Company's management to assess the recoverability of the assets when facts and circumstances indicate that the carrying value may not be recoverable.

Rent Expense

The Company recognizes rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the inception of the lease, to be reasonably assured. Developer incentives are recognized as a reduction to occupancy costs over the lease term. The lease term commences on the date when the Company gains control of the property.

Vendor Allowances

The Company receives allowances from its vendors through a variety of programs and arrangements, including markdown reimbursement programs. These vendor allowances are generally intended to offset the

Company's costs of selling the vendors' products in our stores. Allowances are recognized in the period in which the Company completes its obligations under the vendor agreements. Most incentives are deducted from amounts owed to the vendor at the time the Company completes its obligations to the vendor or shortly thereafter.

The following summarizes the types of vendor incentives and the Company's applicable accounting policies:

- Advertising allowances — Represents reimbursement of advertising costs initially funded by the Company. Amounts are recognized as a reduction to SG&A expenses in the period that the advertising expense is incurred.
- Markdown allowances — Represents reimbursement for the cost of markdowns to the selling price of the vendor's merchandise. Amounts are recognized as a reduction to cost of goods sold in the later of the period that the merchandise is marked down or the reimbursement is negotiated. Amounts received prior to recognizing the markdowns are recorded as a reduction to the cost of inventory.
- Payroll allowances — Represents reimbursement for payroll costs. Amounts are recognized as a reduction to SG&A expenses in the period that the payroll cost is incurred.

Pension and Postretirement Obligations

The Company utilizes significant assumptions in determining its periodic pension and postretirement expense and obligations that are included in the consolidated financial statements. These assumptions include determining an appropriate discount rate and investment earnings. The Company calculates the periodic pension and postretirement expense and obligations based upon these assumptions and actual employee census data.

Stock Based Compensation

The Company accounts for stock based compensation under the guidelines of ASC 718, "Compensation — Stock Compensation." ASC 718 requires the Company to account for stock based compensation by using the grant date fair value of share awards and the estimated number of shares that will ultimately be issued in conjunction with each award.

Self Insurance Reserves

The Company is responsible for the payment of workers' compensation, general liability and automobile claims under certain dollar limits. The Company purchases insurance for workers' compensation, general liability and automobile claims for amounts that exceed certain dollar limits. The Company records a liability for its obligation associated with incurred losses utilizing historical data and industry accepted loss analysis standards to estimate the loss development factors used to project the future development of incurred losses. Management believes that the Company's loss reserves are adequate but actual losses may differ from the amounts provided.

The Company is responsible for the payment of medical and dental claims and records a liability for claims obligations in excess of amounts collected from associate premiums. Historical data on incurred claims along with industry accepted loss analysis standards are used to estimate the loss development factors to project the future development of incurred claims. Management believes that the Company's reserves are adequate but actual claims liabilities may differ from the amounts provided.

Income Taxes

Income taxes are accounted for under the asset and liability method. The annual effective tax rate is based on income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which the Company operates. Significant judgment is required in determining annual tax expense and in evaluating tax positions. In accordance with ASC 740, "Income Taxes," the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The reserves (including the impact of the related interest and penalties) are adjusted in light of changing facts and circumstances, such as the progress of a tax audit.

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement bases and the respective tax bases of the assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company accrues interest related to unrecognized tax benefits in interest expense, while accruing penalties related to unrecognized tax benefits in income tax expense (benefit).

Derivative Financial Instruments

The Company may utilize derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. The Company has not historically traded, and does not anticipate prospectively trading, in derivatives. These swap agreements were used to reduce the potential impact of increases in interest rates on variable rate debt. The difference between the fixed rate leg and the variable rate leg of each swap, to be paid or received, was accrued and recognized as an adjustment to interest expense. Additionally, the change in the fair value of a swap designated as a cash flow hedge was marked to market through accumulated other comprehensive income. Swaps that were not designated as hedges were marked to market through gain (loss) on investments.

On July 12, 2012, the Company paid, upon maturity, $80.0 million of its floating rate senior note, which had an associated interest rate swap with a fixed interest rate of 5.2%, designated as a cash flow hedge of variable interest payments.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS," which amends current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted this guidance beginning in the first quarter of fiscal year 2013 when it was required. The adoption of this update did not have a material effect on the Company's consolidated results of operations, financial position or cash flows.

In June 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income," which eliminates the option to report other comprehensive income and its components in the statement of changes in stockholders' equity. The total of comprehensive income, the components of net income, and the components of other comprehensive income must be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and must be retrospectively applied to all reporting periods presented. The Company adopted this guidance beginning in the first quarter of fiscal year 2013 when it was required. As this update only relates to financial statement presentation, the adoption did not have a material effect on the Company's consolidated results of operations, financial position or cash flows.

(2) Intangibles

Intangible assets are accounted for in accordance with ASC 350, "Intangibles — Goodwill and Other."

Amortizing intangibles are comprised of the following:

	February 2, 2013	January 28, 2012
	(in thousands)	
Amortizing intangible assets:		
Favorable lease intangibles	$ 9,960	$ 9,960
Accumulated amortization — favorable lease intangibles	(4,743)	(4,056)
Credit card and customer list intangibles	18,746	18,746
Accumulated amortization — credit card and customer list intangibles	(15,246)	(14,080)
Other intangibles	5,652	5,652
Accumulated amortization — other intangibles	(4,722)	(4,332)
Net amortizing intangible assets	$ 9,647	$ 11,890
Amortizing intangible liabilities:		
Unfavorable lease intangibles	$(25,558)	$(26,347)
Accumulated amortization — unfavorable lease intangibles	9,928	8,332
Net amortizing intangible liabilities	$(15,630)	$(18,015)

The Company recorded net amortization expense related to amortizing intangibles of $0.3 million in fiscal years 2013 and 2012, respectively, and $1.6 million in fiscal year 2011.

(3) Asset Impairment and Exit Costs

In fiscal year 2013, the Company recorded a $0.7 million rent adjustment due to space reductions at two stores. These adjustments were partially offset by $0.3 million in asset impairment charges primarily to adjust two retail locations' net book value to fair value, and a $0.2 million charge for exit costs primarily associated with the closing of two stores. The Company determines fair value of its retail locations primarily based on the present value of future cash flows.

In fiscal year 2012, the Company recorded a $3.5 million net charge for exit costs associated with the closing of one store, a $1.3 million charge for real estate holding costs, and $0.4 million in asset impairment charges primarily to adjust a retail location's net book value to fair value. These charges were partially offset by a $2.9 million reversal of previously estimated exit cost reserves due to the termination of the leases prior to their end date.

In fiscal year 2011, the Company recorded $5.9 million in asset impairment charges primarily to adjust two retail locations' net book value to fair value. The Company also recorded a $3.5 million net charge for exit costs associated with the closing of one store, offset by a $3.5 million revision to a previously estimated lease termination reserve.

As of February 2, 2013 and January 28, 2012, the remaining reserve balance for post-closing real estate lease obligations was $1.4 million and $2.5 million, respectively. These balances are presented within accrued liabilities and other noncurrent liabilities on the consolidated balance sheets. The Company does not anticipate incurring significant additional exit costs in connection with the store closings. The following is a summary of post-closing real estate lease obligations activity:

	February 2, 2013	January 28, 2012
	(in thousands)	
Balance, beginning of year	$ 2,458	$ 8,895
Charges and adjustments	(11)	(1,189)
Utilization / payments	(1,025)	(5,248)
Balance, end of year	$ 1,422	$ 2,458

(4) Accumulated Other Comprehensive Loss

The following table sets forth the components of accumulated other comprehensive loss:

	February 2, 2013	January 28, 2012
	(in thousands)	
Unrealized loss on interest rate swap, net of $740 of income taxes as of January 28, 2012	$ —	$ (945)
Defined benefit plans, net of $100,506 and $104,300 of income taxes as of February 2, 2013 and January 28, 2012, respectively	(166,982)	(173,373)
Accumulated other comprehensive loss	$(166,982)	$(174,318)

(5) Accounts Receivable, Net

Accounts receivable, net consists of:

	February 2, 2013	January 28, 2012
	(in thousands)	
Accounts receivable from vendors	$18,902	$17,871
Credit card accounts receivable	14,357	17,734
Other receivables	3,056	3,826
Accounts receivable, net	$36,315	$39,431

(6) Property and Equipment, net

Details of property and equipment, net are as follows:

	Estimated Lives	February 2, 2013	January 28, 2012
	(in years)	(in thousands)	
Land		$ 46,688	$ 45,706
Buildings	primarily 15-31.5	1,150,959	1,115,919
Furniture, fixtures and equipment	3-20	1,162,660	1,195,695
Property under capital leases	5-20	76,236	78,150
Construction in progress		38,278	25,895
		2,474,821	2,461,365
Less accumulated depreciation and amortization		(1,418,877)	(1,468,243)
Property and equipment, net		$ 1,055,944	$ 993,122

The Company recorded depreciation and amortization related to property and equipment of $122.3 million, $122.5 million and $138.6 million in fiscal years 2013, 2012 and 2011, respectively. Accumulated amortization of assets under capital lease was $52.9 million and $48.0 million as of February 2, 2013 and January 28, 2012, respectively.

(7) Gain on Property and Equipment

During fiscal year 2013, the Company recognized $2.6 million of amortization of the deferred gain on the sale and leaseback of the Company's headquarters building located in Charlotte, NC, a $1.4 million gain associated with the sale of two former store locations and a parcel of land the Company owned, and a $1.0 million gain for insurance proceeds in excess of the net book value of property damaged by floods.

During fiscal year 2012 the Company recognized $2.6 million of amortization of the deferred gain on the sale and leaseback of the Company's headquarters building located in Charlotte, NC, as well as a $1.2 million gain on the nonmonetary exchange of a retail location.

During fiscal year 2011, the Company recognized $2.6 million of amortization of the deferred gain on the sale and leaseback of the Company's headquarters building located in Charlotte, NC, as well as $2.3 million in gains on the sale of three former retail locations.

(8) Accrued Liabilities

Accrued liabilities are comprised of the following:

	February 2, 2013	January 28, 2012
	(in thousands)	
Salaries, wages and employee benefits	$ 54,785	$ 44,817
Gift card liability	38,524	34,592
Accrued capital expenditures	11,332	12,039
Taxes, other than income	26,177	18,381
Belk Reward Card Loyalty Program	4,660	3,886
Information Technology	3,366	2,379
Rent	8,034	7,721
Sales returns allowance	24,274	12,826
Interest	7,430	7,524
Store closing reserves	1,086	1,041
Self insurance reserves	6,899	7,576
Advertising	14,249	13,935
Other	26,694	20,103
Accrued Liabilities	$227,510	$186,820

(9) Borrowings

Long-term debt and capital lease obligations consist of the following:

	February 2, 2013	January 28, 2012
	(in thousands)	
Senior notes	$375,000	$ 475,000
Capital lease agreements through August 2020	24,824	30,899
State bond facility	—	17,780
	399,824	523,679
Less current installments	(9,714)	(108,164)
Long-term debt and capital lease obligations, excluding current installments	$390,110	$ 415,515

As of February 2, 2013, the annual maturities of long-term debt and capital lease obligations over the next five years are $9.7 million, $6.7 million, $104.6 million, $1.4 million, and $126.1 million, respectively. The Company made interest payments of $30.5 million, $30.5 million and $30.8 million, net of $1.7 million, $0.6 million and $0.2 million which was capitalized into property and equipment during fiscal years 2013, 2012 and 2011, respectively.

The Company's borrowings consist primarily of a $350.0 million credit facility and $375.0 million in senior notes.

The credit facility, which matures in November 2015, allows for up to $250.0 million of outstanding letters of credit. The credit facility charges interest based upon certain Company financial ratios and the interest spread was calculated at February 2, 2013 using LIBOR plus 125 basis points, or 1.45%. The credit facility contains restrictive covenants including leverage and fixed charge coverage ratios. The Company's calculated leverage ratio dictates the LIBOR spread that will be charged on outstanding borrowings in the subsequent quarter. The leverage ratio is calculated by dividing adjusted debt, which is the sum of the Company's outstanding debt and last four quarters of rent expense multiplied by a factor of eight, by the last four quarters of pre-tax income plus net interest expense and non-cash items, such as depreciation, amortization, and impairment expense. At February 2, 2013, the maximum leverage ratio allowed under the credit facility was 4.0, and the calculated leverage ratio was 1.78. The Company was in compliance with all covenants as of February 2, 2013 and expects to remain in compliance with all debt covenants for the next twelve months and foreseeable future. As of February 2, 2013, the Company had $13.1 million of standby letters of credit outstanding under the credit facility, and availability under the credit facility was $336.9 million.

On January 25, 2012, the Company made a $125.0 million discretionary payment to extinguish the term loan outstanding under the credit facility, utilizing $25.0 million of cash on hand, and $100.0 million from 5.21% fixed rate, 10-year notes issued by the Company on January 25, 2012. In connection with the debt extinguishment, the Company expensed unamortized fees of $0.9 million related to the term loan and recognized this charge as a loss on extinguishment of debt in the consolidated statement of income.

The senior notes have restrictive covenants that are similar to the Company's credit facility, and had the following terms as of February 2, 2013:

Amount (in millions)	Type of Rate	Rate	Maturity Date
$ 100.0	Fixed	5.31%	July 2015
125.0	Fixed	6.20%	August 2017
50.0	Fixed	5.70%	November 2020
100.0	Fixed	5.21%	January 2022
$375.0			

On January 30, 2013, the Company paid the $17.8 million, 20-year variable rate, 0.20% at January 30, 2013, state bond facility which would have matured in October 2025. In connection with the debt extinguishment, the Company expensed unamortized fees of $0.1 million related to the state bond facility and recognized this charge as a loss on extinguishment of debt in the consolidated statement of income. Associated with this bond was an $18.0 million standby letter of credit outstanding under the credit facility, which was canceled upon payment of the $17.8 million state bond facility.

On July 12, 2012, the Company paid, upon maturity, $80.0 million of its floating rate senior note and $20.0 million of its 5.05% fixed rate senior note. The $80.0 million floating rate senior note had an associated interest rate swap, with a fixed interest rate of 5.2%, designated as a cash flow hedge of variable interest payments.

The debt facilities place certain restrictions on mergers, consolidations, acquisitions, sales of assets, indebtedness, transactions with affiliates, leases, liens, investments, dividends and distributions, exchange and issuance of capital stock and guarantees, and require maintenance of minimum financial ratios, which include a leverage ratio, consolidated debt to consolidated capitalization ratio and a fixed charge coverage ratio. These ratios are calculated exclusive of non-cash charges, such as fixed asset, goodwill and other intangible asset impairments.

The Company may utilize derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. As of February 2, 2013, the Company does not have any interest rate swaps outstanding. The Company has not historically traded, and does not anticipate prospectively trading, in derivatives. These swap agreements were used to reduce the potential impact of increases in interest rates on variable rate debt. The difference between the fixed rate leg and the variable rate leg of the swap, to be paid or received, was accrued and recognized as an adjustment to interest expense. Additionally, the change in the fair value of a swap designated as a cash flow hedge was marked to market through accumulated other comprehensive income.

(10) Retirement Obligations and Other Noncurrent Liabilities

Retirement obligations and other noncurrent liabilities are comprised of the following:

	February 2, 2013	January 28, 2012
	(in thousands)	
Pension liability	$ 76,078	$ 96,343
Deferred compensation plans	33,606	32,297
Post-retirement benefits	21,270	22,806
Supplemental executive retirement plans	26,311	25,941
Deferred gain on sale/leaseback	18,183	20,811
Unfavorable lease liability	13,958	16,078
Deferred rent	30,691	29,751
Self-insurance reserves	13,950	12,363
Developer incentive liability	9,584	9,615
Income tax reserves	17,384	22,017
Other noncurrent liabilities	12,849	14,773
Retirement obligations and other noncurrent liabilities	$273,864	$302,795

(11) Leases

The Company leases some of its stores, warehouse facilities and equipment. The majority of these leases will expire over the next 15 years. The leases usually contain renewal options at the lessee's discretion and provide for payment by the lessee of real estate taxes and other expenses and, in certain instances, contingent rentals determined on the basis of a percentage of sales in excess of stipulated minimums.

Future minimum lease payments under non-cancelable leases, net of future minimum sublease rental income under non-cancelable subleases, as of February 2, 2013 were as follows:

Fiscal Year	Capital	Operating
	(in thousands)	
2014	$10,864	$ 74,830
2015	7,430	70,434
2016	5,031	60,896
2017	1,605	52,280
2018	1,289	47,152
After 2018	1,340	244,437
Total	27,559	550,029
Less sublease rental income	—	(7,551)
Net rentals	27,559	$542,478
Less imputed interest	(2,735)	
Present value of minimum lease payments	24,824	
Less current portion	(9,714)	
Noncurrent portion of the present value of minimum lease payments	$15,110	

Sublease rental income primarily relates to the portion of the Company's headquarters building located in Charlotte, NC that was sold and leased back by the Company during fiscal year 2008, a portion of which was subsequently subleased by the Company to other third parties.

Net rental expense for all operating leases consists of the following:

	Fiscal Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
		(in thousands)	
Buildings:			
Minimum rentals	$73,940	$73,102	$74,141
Contingent rentals	4,598	3,844	3,239
Sublease rental income	(2,121)	(2,144)	(2,326)
Equipment	1,768	1,773	1,988
Total net rental expense	$78,185	$76,575	$77,042

(12) Income Taxes

Federal and state income tax expense (benefit) was as follows:

	Fiscal Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
		(in thousands)	
Current:			
Federal	$ 59,152	$ 28,413	$32,758
State	2,503	8,079	2,032
	61,655	36,492	34,790
Deferred:			
Federal	35,045	58,274	29,792
State	5,824	(7,584)	3,661
Valuation allowance release	(390)	(20,232)	—
	40,479	30,458	33,453
Income taxes	$102,134	$ 66,950	$68,243

A reconciliation between income taxes and income tax expense computed using the federal statutory income tax rate of 35% is as follows:

	Fiscal Year Ended		
	February 2, 2013	January 28, 2012	January 29, 2011
		(in thousands)	
Income tax at the statutory federal rate	$101,677	$ 87,534	$68,555
State income taxes, net of federal	5,261	3,195	3,930
Increase in cash surrender value of officers' life insurance	(4,552)	(4,624)	(4,178)
Net increase (decrease) in uncertain tax positions	1,206	1,285	(485)
Change in valuation allowances for prior years	(390)	(20,232)	—
Other	(1,068)	(208)	421
Income taxes	$102,134	$ 66,950	$68,243

BELK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred taxes based upon differences between the financial statement and tax bases of assets and liabilities and available tax carryforwards consist of:

	February 2, 2013	January 28, 2012
	(in thousands)	
Deferred tax assets:		
Prepaid pension costs	$ 16,922	$ 34,372
Benefit plan costs	33,744	33,862
Store closing and other reserves	27,462	22,696
Inventory capitalization	7,850	6,669
Tax carryovers	14,744	15,129
Interest rate swaps	—	628
Prepaid rent	11,882	11,304
Goodwill	42,528	49,515
Intangibles	5,795	6,684
Other	12,721	10,732
Gross deferred tax assets	173,648	191,591
Less valuation allowance	—	(390)
Deferred tax assets, net of valuation allowance	173,648	191,201
Deferred tax liabilities		
Property and equipment	96,930	75,523
Intangibles	3,655	4,615
Inventory	66,481	53,571
Other	—	2,028
Gross deferred tax liabilities	167,066	135,737
Net deferred tax assets	$ 6,582	$ 55,464

Due to economic conditions prior to fiscal year 2012, the Company believed that it was more likely than not that the benefit from state net operating loss and credit carryforwards, and net deferred tax assets for state income tax purposes, would not be realized, and established a valuation allowance on these deferred tax assets in fiscal year 2009. Based upon operating results over recent years, as well as an assessment of expected future results of operations during the quarter ended January 28, 2012, it was determined that it is more likely than not that certain deferred tax assets would be utilized. As a result, the majority of our valuation allowance was released during fiscal year 2012, recognizing a tax benefit of $20.2 million. During the quarter ended February 2, 2013, it was determined that the remaining valuation allowance would also be realized, and as a result recognized a benefit of $0.4 million. The release of the valuation allowance was determined in accordance with the provisions of ASC 740, "Income Taxes," which require an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable.

The analysis performed to assess the realizability of the state deferred tax asset included an evaluation, as of February 2, 2013, of the level of historical pre-tax income for the affected subsidiaries, after adjustment for non-recurring items, in recent years; the pattern and timing of the reversals of temporary differences and the length of carryback and carryforward periods available under the applicable state laws; and the amount and timing of future taxable income. This analysis indicated it is more likely than not that the deferred tax asset recorded will be realized.

The valuation allowance was $21.0 million at January 29, 2011. The $21.0 million beginning of year balance was reduced by the release of $20.2 million, with the remaining $0.4 million relating to expired net operating losses and other items recorded as a reduction of income tax expense.

As of February 2, 2013, the Company has net operating loss carryforwards for state income tax purposes of $316.2 million. The state carryforwards expire at various intervals through fiscal year 2033 but primarily in fiscal years 2024 through 2028. The Company also has state job credits of $1.1 million, which are available to offset future taxable income, in the applicable states, if any. These credits expire between fiscal years 2016 and 2023. In addition, the Company has alternative minimum tax net operating loss carryforwards of $0.9 million which are available to reduce future alternative minimum taxable income, and are not subject to expiration.

The state net operating loss carryforwards from filed returns included uncertain tax positions taken in prior years. State net operating loss carryforwards as shown on the Company's tax returns are larger than the state net operating losses for which a deferred tax asset is recognized for financial statement purposes.

As of February 2, 2013, the total gross unrecognized tax benefit was $17.8 million. Of this total, $6.0 million represents the amount of unrecognized tax benefits (net of the federal benefit on state issues) that, if recognized, would favorably affect the effective income tax rate in a future period. A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	February 2, 2013	January 28, 2012
	(in thousands)	
Balance, beginning of year	$22,756	$23,575
Additions for tax positions from prior years	898	364
Reductions for tax positions from prior years	(7,165)	(4,637)
Additions for tax positions related to the current year	1,857	3,454
Settlements	(585)	—
Balance, end of year	$17,761	$22,756

The Company reports interest related to unrecognized tax benefits in interest expense, and penalties related to unrecognized tax benefits in income tax expense. Total accrued interest and penalties for unrecognized tax benefits (net of tax benefit) as of February 2, 2013 was $1.4 million, after recognition of a $0.2 million benefit during fiscal year 2013.

The Company is subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. The Company has concluded all U.S. federal income tax matters with the IRS for tax years through 2007 and is currently under audit for tax years 2008 and 2009. All material state and local income tax matters have been concluded for tax years through 2007.

At this time, the Company does not expect a material change to its gross unrecognized tax benefit over the next 12 months.

(13) Pension, SERP and Postretirement Benefits

The Company has a defined benefit pension plan, the Belk Pension Plan, which prior to fiscal year 2010 had been partially frozen and closed to new participants. Pension benefits were suspended for fiscal year 2010, and effective December 31, 2009, the Pension Plan was frozen for those remaining participants whose benefits were not previously frozen.

The Company has a non-qualified defined benefit Supplemental Executive Retirement Plan, ("Old SERP"), which provides retirement and death benefits to certain qualified executives. Old SERP has been closed to new executives and has been replaced by the 2004 Supplemental Executive Retirement Plan ("2004 SERP"), a non-qualified defined contribution plan.

The Company also provides postretirement medical and life insurance benefits to certain employees, and was closed to new participants in 2002. The Company accounts for postretirement benefits by recognizing the cost of these benefits over an employee's estimated term of service with the Company, in accordance with ASC 715, "Compensation — Retirement Benefits."

The change in the projected benefit obligation, change in plan assets, funded status, amounts recognized and unrecognized, net periodic benefit cost and actuarial assumptions are as follows:

	Pension Benefits		Old SERP Benefits		Postretirement Benefits	
	February 2, 2013	January 28, 2012	February 2, 2013	January 28, 2012	February 2, 2013	January 28, 2012
	(in thousands)					
Change in projected benefit obligation:						
Benefit obligation at beginning of year	$549,431	$477,167	$ 13,189	$ 11,805	$ 25,628	$ 23,035
Service cost	—	—	153	103	116	106
Interest cost	23,418	25,492	557	620	1,064	1,201
Actuarial (gains) losses	22,636	74,827	411	1,986	(1,405)	3,934
Benefits paid	(29,057)	(28,055)	(1,420)	(1,325)	(2,124)	(2,648)
Benefit obligation at end of year	566,428	549,431	12,890	13,189	23,279	25,628
Change in plan assets:						
Fair value of plan assets at beginning of year	453,088	377,824	—	—	—	—
Actual return on plan assets	48,319	44,319	—	—	—	—
Contributions to plan	18,000	59,000	1,420	1,325	2,124	2,648
Benefits paid	(29,057)	(28,055)	(1,420)	(1,325)	(2,124)	(2,648)
Fair value of plan assets at end of year	490,350	453,088	—	—	—	—
Funded Status	(76,078)	(96,343)	(12,890)	(13,189)	(23,279)	(25,628)
Unrecognized net transition obligation	—	—	—	—	—	196
Unrecognized net loss	261,292	269,377	4,225	4,290	1,973	3,807
Net prepaid (accrued)	$185,214	$173,034	$ (8,665)	$ (8,899)	$(21,306)	$(21,625)

Actuarial gains and losses are generally amortized over the average remaining service life of the Company's active employees. Due to the pension plan freeze in the third quarter of fiscal year 2010, the Company began using the average remaining life of the participants in the pension plan rather than the average remaining service life of the Company's active employees.

BELK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amounts recognized in the consolidated balance sheets consist of the following:

	Pension Benefits		Old SERP Benefits		Postretirement Benefits	
	February 2, 2013	January 28, 2012	February 2, 2013	January 28, 2012	February 2, 2013	January 28, 2012
	(in thousands)					
Accrued liabilities	$ —	$ —	$ 1,146	$ 1,268	$ 2,009	$ 2,825
Deferred income tax assets	98,220	101,231	1,499	1,522	790	1,547
Retirement obligations and other noncurrent liabilities	76,078	96,343	11,745	11,921	21,270	22,806
Accumulated other comprehensive loss	(163,072)	(168,146)	(2,727)	(2,768)	(1,183)	(2,459)

Obligation and funded status are as follows:

	Pension Benefits		Old SERP Plan		Postretirement Benefits	
	February 2, 2013	January 28, 2012	February 2, 2013	January 28, 2012	February 2, 2013	January 28, 2012
	(in thousands)					
Projected benefit obligation	$566,428	$549,431	$12,890	$13,189	$23,279	$25,628
Accumulated benefit obligation	566,428	549,431	11,856	11,969	N/A	N/A
Fair value of plan assets	490,350	453,088	—	—	—	—

Amounts recognized in accumulated other comprehensive loss consist of:

	Pension Benefits		Old SERP Benefits		Postretirement Benefits	
	February 2, 2013	January 28, 2012	February 2, 2013	January 28, 2012	February 2, 2013	January 28, 2012
	(in thousands)					
Net actuarial loss	$(163,072)	$(168,146)	$(2,727)	$(2,768)	$(1,183)	$(2,351)
Transition obligation	—	—	—	—	—	(108)
	$(163,072)	$(168,146)	$(2,727)	$(2,768)	$(1,183)	$(2,459)

Activity related to plan assets and benefit obligations recognized in accumulated other comprehensive loss are as follows:

	Pension Benefits		Old SERP Benefits		Postretirement Benefits	
	February 2, 2013	January 28, 2012	February 2, 2013	January 28, 2012	February 2, 2013	January 28, 2012
	(in thousands)					
Adjustment to minimum liability	$(2,058)	$(36,755)	$(258)	$(1,242)	$ 883	$(2,474)
Amortization of unrecognized items:						
Net transition obligation	—	—	—	—	123	164
Net gain/(loss)	7,132	4,937	299	161	270	(87)
	$ 5,074	$(31,818)	$ 41	$(1,081)	$1,276	$(2,397)

The weighted-average assumptions used to determine benefit obligations at the February 2, 2013 and January 28, 2012 measurement dates were as follows:

	Pension Plan		Old SERP Plan		Postretirement Plan	
	Measurement Date		Measurement Date		Measurement Date	
	February 2, 2013	January 28, 2012	February 2, 2013	January 28, 2012	February 2, 2013	January 28, 2012
Discount rates	4.125%	4.375%	4.125%	4.375%	4.125%	4.375%
Rates of compensation increase	N/A	N/A	4.0	4.0	N/A	N/A

The following weighted-average assumptions were used to determine net periodic benefit cost for the fiscal years shown:

	Pension Plan			Old SERP Plan			Postretirement Plan		
	February 2, 2013	January 28, 2012	January 29, 2011	February 2, 2013	January 28, 2012	January 29, 2011	February 2, 2013	January 28, 2012	January 29, 2011
Discount rates	4.375%	5.500%	5.750%	4.375%	5.500%	5.750%	4.375%	5.500%	5.750%
Rates of compensation increase	N/A	N/A	N/A	4.0	4.0	4.0	N/A	N/A	N/A
Return on plan assets	7.25%	7.50%	8.00%	N/A	N/A	N/A	N/A	N/A	N/A

The Company developed the discount rate by matching the projected future cash flows of the plan to a modeled yield curve consisting of over 500 Aa-graded, noncallable bonds. Based on this analysis, management selected a 4.375% discount rate, which represented the calculated yield curve rate rounded up to the nearest quarter point. The pension plan's expected return assumption is based on the weighted average aggregate long-term expected returns of various actively managed asset classes corresponding to the plan's asset allocation. The pension plan assets are allocated approximately 40% to mutual funds, 30% to fixed income securities, and 25% to equity securities, with the remaining assets allocated to private equity investments and cash.

For measurement purposes, an 8.0% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for fiscal year 2013; the rate was assumed to decrease to 5.0% gradually over the next six years and remain at that level for fiscal years thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing or decreasing the assumed health care cost trend rates by one percentage point would increase or decrease the accumulated postretirement benefit obligation as of February 2, 2013 by $0.5 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended February 2, 2013 by less than $0.1 million.

The Company maintains policies for investment of pension plan assets. The policies set forth stated objectives and a structure for managing assets, which includes various asset classes and investment management styles that, in the aggregate, are expected to produce a sufficient level of diversification and investment return over time and provide for the availability of funds for benefits as they become due. The policies also provide guidelines for each investment portfolio that control the level of risk assumed in the portfolio and ensure that assets are managed in accordance with stated objectives. The policies set forth criteria to monitor and evaluate the performance results achieved by the investment managers. In addition, managing the relationship between plan assets and benefit obligations within the policy objectives is achieved through periodic asset and liability studies required by the policies.

BELK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The asset allocation for the pension plan is as follows:

	Target Allocation	Percentage of Plan Assets at Measurement Date		
		February 2, 2013	January 28, 2012	January 29, 2011
Domestic equity securities	31-51%	43%	43%	48%
International equity securities	7-17%	13%	12%	14%
Fixed income	40-50%	43%	43%	35%
Private equity	0-5%	1%	1%	2%
Cash	0-5%	0%	1%	1%
Total	100%	100%	100%	100%

The Company uses a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets and liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of February 2, 2013 and January 28, 2012, the pension plan assets were required to be measured at fair value. These assets included cash and cash equivalents, equity securities, fixed income securities, mutual funds, private equity funds and exchange traded limited partnership units. These categories can cross various asset allocation strategies as reflected in the preceding table.

Fair values of the pension plan assets were as follows:

Description	February 2, 2013	Fair Value Measurement at Reporting Date Using			January 28, 2012	Fair Value Measurement at Reporting Date Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Outputs (Level 2)	Significant Unobservable Inputs (Level 3)		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Outputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(in thousands)				(in thousands)	
Cash and cash equivalents	$ 12,408	$ —	$ 12,408	$ —	$ 8,404	$ —	$ 8,404	$ —
Equity securities								
International companies	16,939	16,939	—	—	14,515	14,515	—	—
U.S. companies(a)	105,203	105,203	—	—	98,320	98,320	—	—
Fixed income securities								
Corporate bonds	73,472	—	73,472	—	36,544	—	36,544	—
Government securities	70,000	—	70,000	—	78,169	—	78,169	—
Mortgage backed securities	13,016	—	13,016	—	17,231	—	17,231	—
Municipal bonds	6,847	—	6,847	—	1,421	—	1,421	—
Mutual funds	186,931	63,451	123,480	—	193,578	53,126	140,452	—
Private equity	5,534	—	—	5,534	4,906	—	—	4,906
Exchange traded limited partnership units	—	—	—	—	—	—	—	—
Total assets measured at fair value	$490,350	$185,593	$299,223	$5,534	$453,088	$165,961	$282,221	$4,906

(a) The U.S. equity securities consist of large cap companies, mid cap companies and small cap companies of $67.9 million, $17.6 million and $19.7 million, respectively, in fiscal year 2013, and $62.8 million, $16.9 million and $18.6 million, respectively, in fiscal year 2012.

The pension plan cash equivalents, corporate bonds, government securities, mortgage backed securities, municipal bonds, and the majority of mutual funds in fiscal years 2013 and 2012, respectively, have been classified as Level 2:

Cash equivalents and mutual funds — fair values of cash equivalents and mutual funds are largely provided by independent pricing services. Where independent pricing services provide fair values, the Company has obtained an understanding of the methods, models and inputs used in pricing, and has procedures in place to validate that amounts provided represent current fair values.

Investments in corporate bonds, municipal bonds and government securities — fair values of corporate bonds, municipal bonds, and government securities are valued based on a calculation using interest rate curves and credit spreads applied to the terms of the debt instruments (maturity and coupon interest rate) and consider the counterparty credit rating.

Mortgage backed securities — fair values of mortgage backed securities are based on external broker bids, where available, or are determined by discounting estimated cash flows.

The private equity pension plan investments are considered Level 3 assets as there is not an active market for identical assets from which to determine fair value or current market information about similar assets to use as observable inputs. The fair value of private equity investments is determined using pricing models, which requires significant management judgment.

The following table provides a reconciliation of the fiscal year 2013 and 2012 beginning and ending balances of the pension plan's private equity funds (Level 3):

(in thousands)	
Balance as of January 29, 2011	$ 5,560
Calls of private equity investments	990
Total gains realized/unrealized included in plan earnings	36
Distributions of private equity investments	(1,680)
Balance as of January 28, 2012	4,906
Calls of private equity investments	1,120
Total gains realized/unrealized included in plan earnings	349
Distributions of private equity investments	(841)
Balance as of February 2, 2013	$ 5,534

The Company expects to have the following benefit payments related to its pension, Old SERP and postretirement plans in the coming years:

Fiscal Year	Pension Plan	Old SERP Plan	Postretirement Plan
		(in thousands)	
2014	$ 29,541	$1,169	$2,050
2015	29,485	1,125	2,409
2016	29,447	1,082	2,248
2017	29,464	1,041	2,155
2018	29,637	1,002	2,071
2019 — 2023	153,332	6,727	9,160

The Company expects to contribute sufficient amounts to the pension plan so that the Pension Protection Act of 2006 guidelines are exceeded. The Company elected to contribute $18.0 million and $59.0 million to its Pension Plan in fiscal years 2013 and 2012, respectively. The Company expects to contribute $1.2 million to its non-qualified defined benefit Supplemental Executive Retirement Plan in fiscal year 2014, and contributed $1.4 million and $1.3 million in fiscal years 2013 and 2012, respectively. The Company expects to contribute $2.1 million to its postretirement plan in fiscal year 2014, and contributed $2.1 million and $2.6 million in fiscal years 2013 and 2012, respectively.

The components of net periodic benefit expense are as follows:

	Fiscal Year Ended								
	Pension Plan			Old SERP Plan			Postretirement Plan		
	February 2, 2013	January 28, 2012	January 29, 2011	February 2, 2013	January 28, 2012	January 29, 2011	February 2, 2013	January 28, 2012	January 29, 2011
	(in thousands)								
Service cost	$ —	$ —	$ —	$ 153	$103	$ 73	$ 116	$ 106	$ 150
Interest cost	23,418	25,492	26,069	557	620	618	1,064	1,201	1,360
Expected return on assets	(28,962)	(28,066)	(26,202)	—	—	—	—	—	—
Amortization of unrecognized items:									
Net transition obligation	—	—	—	—	—	—	196	262	262
Prior service cost	—	—	—	—	—	—	—	—	—
Net losses (gains)	11,367	7,867	7,010	477	256	144	430	(138)	(30)
Annual benefit expense	$ 5,823	$ 5,293	$ 6,877	$1,187	$979	$835	$1,806	$1,432	$1,742

The estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in fiscal year 2014 are as follows:

	Pension Benefits	Old SERP Plan	Postretirement Benefits
		(in thousands)	
Amortization of actuarial loss	$12,493	$528	$123
Total recognized from other comprehensive income	$12,493	$528	$123

(14) Other Employee Benefits

The Belk Employees' Health Care Plan provides medical and dental benefits to substantially all full-time employees. This plan for medical and dental benefits is administered through a 501(c)(9) Trust. The Group Life Insurance Plan and The Belk Employees Short Term Disability Insurance Plan provide insurance to substantially all full-time employees and are fully insured through contracts issued by insurance companies. Expense recognized by the Company under these plans amounted to $52.4 million, $48.6 million and $41.8 million in fiscal years 2013, 2012 and 2011, respectively.

The Belk 401(k) Savings Plan, a defined contribution plan, provides benefits for substantially all employees. The cost of the plan was $8.8 million, $8.2 million and $8.1 million in fiscal years 2013, 2012 and 2011, respectively. Employer match contributions are calculated at 100% of the first 4% of employees' contributions, plus 50% on the next 2% of employees' contributions, up to a total 5% employer match on eligible compensation.

The Company has a non-qualified 401(k) Restoration Plan for highly compensated employees, as defined by the Employee Retirement Income Security Act ("ERISA"). The cost of the plan to the Company in fiscal years 2013, 2012 and 2011 was $1.0 million, $0.2 million and $0.9 million, respectively. The plan provides a contribution equal to 5% of a participant's compensation, except for those who are participants in the 2004 SERP plan, in excess of the limit set forth in Code section 401(a)(17), as adjusted. The Company accrues each participant's return on investment based on an asset investment model of their choice.

The 2004 SERP Plan, a non-qualified defined contribution retirement benefit plan for certain qualified executives, provides a contribution equal to 5% of a participant's compensation in excess of the limit set forth in Code section 401(a)(17), as adjusted. The contribution and interest costs charged to operations were $1.3 million, $1.3 million and $1.2 million in fiscal years 2013, 2012 and 2011, respectively.

Certain eligible employees participate in a non-qualified Deferred Compensation Plan ("DCP"). Participants in the DCP have elected to defer a portion of their regular compensation subject to certain limitations proscribed by the DCP. The Company is required to pay interest on the employees' deferred compensation at various rates that have historically been between 5% and 15%. Interest cost related to the plan and charged to interest expense was $3.9 million in fiscal year 2013, and $4.0 million each in fiscal years 2012 and 2011.

The Company has a Pension Restoration Plan, a non-qualified defined contribution plan. Expense of $0.1 million was incurred for fiscal year 2013, and $0.1 million each in fiscal years 2012 and 2011, to provide benefits under this plan. The plan provides benefits for certain officers, whose pension plan benefit accruals were frozen, that would have been otherwise grandfathered in their pension participation based on age and vesting. Effective January 1, 2009, the Company suspended accruals to this plan for one year and subsequently permanently froze future contributions as of December 31, 2009.

(15) Stock-Based Compensation

Under the Belk, Inc. 2010 Incentive Stock Plan (the "2010 Incentive Plan"), the Company is authorized to award up to 2.5 million shares of class B common stock for various types of equity incentives to key executives of the Company. The Company recognized compensation expense, net of tax, under the 2010 and 2000 Incentive Plans of $11.0 million, $10.6 million and $6.7 million for fiscal years 2013, 2012 and 2011, respectively.

Performance Based Stock Award Programs

The Company has a performance based stock award program (the "Long Term Incentive Plan" or "LTI Plan"), which the Company grants, under its 2010 Incentive Plan, stock awards to certain key executives. Shares awarded under the LTI Plan vary based on Company results versus specified performance targets and generally vest at the end of the performance period. Beginning with fiscal year 2009, the LTI Plan began using a one-year performance period and a two-year service period. One-half of any shares earned during the performance period will be issued after the end of the performance period with the remaining shares issued at the end of the service period.

LTI Plan compensation costs are computed using the fair value of the Company's stock on the grant date based on a third-party valuation and the estimated expected attainment of performance goals. The unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the LTI Plan was $4.9 million, $5.1 million and $4.9 million for fiscal years 2013, 2012 and 2011, respectively.

The weighted-average grant-date fair value of shares granted under the LTI Plans during fiscal years 2013, 2012 and 2011 was $40.80, $33.70 and $26.00, respectively. The total fair value of stock grants issued under the LTI Plans during fiscal year 2013 was $12.8 million. The fiscal year 2013 performance targets were met, however the plan does not vest until fiscal year 2014 and 2015. The fiscal year 2012 performance targets were met, and the plan vests in fiscal year 2013 and 2014. The fiscal year 2011 performance targets were met, and the plan vested in fiscal year 2012 and 2013.

Activity under the LTI Plan during the year ended February 2, 2013 is as follows:

	Shares (in thousands)	Weighted-Average Grant Date Fair Value per Share
Non-vested at January 28, 2012	613	$30.58
Granted	289	40.80
Changes in Performance Estimates	25	38.94
Vested	(435)	29.34
Forfeited	(11)	38.90
Non-vested at February 2, 2013	481	$38.11

In fiscal year 2011, the Company established a performance-based long term incentive plan (the "Stretch Incentive Plan" or "SIP"), under its 2010 Incentive Plan, in which certain key executive officers are eligible to participate. The performance period began on the first day of the third quarter of fiscal year 2011 and ended on the last day of fiscal year 2013. The target award level for all eligible employees was set at one times target total cash compensation. Executives could earn up to a maximum of 150% of the target award for achievement equal to or greater than 110% of the cumulative earnings before interest and taxes goal and 103% of the sales goal. The SIP award was denominated in cash and settled in shares of class B common stock. One-half of any SIP award earned will be granted after the end of the performance period; the balance of the award earned will be granted after the end of fiscal year 2014. The actual number of shares granted in fiscal year 2014 was determined based on the Company's stock price on the date the shares will be granted. There were no SIP shares granted during fiscal year 2013. The SIP performance targets were met, however the plan does not vest until fiscal year 2014 and 2015. The unrecognized compensation cost related to non-vested compensation arrangements granted under the SIP Plan was $2.6 million and $7.1 million in fiscal years 2013 and 2012, respectively.

The Company granted service-based stock awards to certain associates in fiscal year 2013. The service-based awards granted 25,000 shares in fiscal year 2013; 12,500 will be issued in the second quarter of fiscal year 2018, and the remaining 12,500 will be issued at the end of the service period, fiscal year 2019. The Company granted a service-based stock award to an associate in fiscal year 2011. The service-based award granted 10,000 shares in fiscal year 2011; 5,000 were issued and vested in the second quarter of fiscal year 2011, and the remaining 5,000 will be issued at the end of the service period, fiscal year 2014. The weighted-average grant-date fair value of shares granted under the service-based plans during fiscal years 2013 and 2011 was $40.80 and $26.00, respectively. The total fair value of service-based stock grants vested during fiscal years 2011 was $0.3 million. The unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the service-based plan as of February 2, 2013 was $0.9 million.

In fiscal year 2007, the Company established a five-year performance-based incentive stock plan for the Chief Financial Officer (the "CFO Incentive Plan"). Up to 11,765 shares were awarded under the plan at the end of each fiscal year if an annual Company performance goal was met. Performance goals were established annually for each of the five one-year performance periods, which resulted in five separate grant dates. The participant had the option to receive 30% of the award in cash (liability portion) at the end of each of the five one-year periods. The annual cash award was based on the number of shares earned during the annual period times the fair value of the Company's stock as of the fiscal year end. The amounts under the liability portion of the award vested ratably at the end of each fiscal year. The remaining 70% of the award (equity portion) was granted in the Company's stock. Shares granted under the equity portion vested at the end of the five-year period. The award also included a cumulative five-year look-back feature whereby previously unearned one-year awards were earned based on cumulative performance. The shares that were awarded based on the fiscal year 2011 performance goal had a grant date fair value of $26.00. The total fair value of stock grants issued during fiscal year 2012 was $0.8 million. The CFO Incentive Plan resulted in compensation cost of $0.9 million in fiscal year 2011. The final share payout for the CFO Incentive Plan occurred in fiscal 2012.

(16) Purchase Obligations

Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Agreements that are cancelable without penalty have been excluded. Purchase obligations relate primarily to purchases of property and equipment, information technology contracts, maintenance agreements and advertising contracts.

The annual amount and due dates of purchase obligations as of February 2, 2013 are $94.9 million due within one year, $38.5 million due within one to three years, and $0.7 million due within three to five years.

(17) Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period. The diluted EPS calculation includes the effect of contingently issuable stock-based compensation awards with performance vesting conditions as being outstanding at the beginning of the period in which all vesting conditions are met.

If all necessary conditions have not been satisfied by the end of the period, the contingently issuable shares included in diluted EPS are based on the number of dilutive shares that would be issuable at the end of the contingency period. Contingently-issuable non-vested share awards are included in the diluted EPS calculation as of the beginning of the period (or as of the date of the contingent share agreement, if later).

The reconciliation of basic and diluted shares for fiscal years 2013, 2012, and 2011 is as follows:

	February 2, 2013	January 28, 2012	January 29, 2011
Basic Shares	43,435,314	45,355,941	46,921,875
Dilutive contingently-issuable non-vested share awards	272,862	192,125	83,840
Dilutive contingently-issuable vested share awards	4,087	31,921	5,818
Diluted Shares	43,712,263	45,579,987	47,011,533

(18) Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. The Company uses a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets and liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of February 2, 2013 and January 28, 2012, the Company held company-owned life insurance measured at fair value on a recurring basis that were considered Level 2. The Company has equity and fixed income investments related to its company-owned life insurance. The fair value of the investments is the estimated amount that the Company would receive if the policy was terminated, taking into consideration the current credit worthiness of the insurer. The fair value of the company-owned life insurance is determined by inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Additionally, the change in the fair value of the company-owned life insurance is marked to market through income.

The Company has in the past entered into interest rate swap agreements with financial institutions to manage the exposure to changes in interest rates. When doing so, the fair value of interest rate swap agreements is the estimated amount that the Company would pay or receive to terminate the swap agreement, taking into account the current credit worthiness of the swap counterparties. The fair values of swap contracts are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. The Company has consistently applied these valuation techniques in all periods presented. Additionally, the change in the fair value of a swap designated as a cash flow hedge is marked to market through accumulated other comprehensive income.

The Company's assets and liabilities measured at fair value on a recurring basis at February 2, 2013 and January 28, 2012, respectively, were as follows:

	Fair Value at February 2, 2013				Fair Value at January 28, 2012			
Description	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
				(in thousands)				
Assets measured at fair value								
Company-owned life insurance(a)	$—	$24,534	$—	$24,534	$—	$15,884	$—	$15,884
Liabilities measured at fair value								
Interest rate swap liability(b)	$—	$ —	$—	$ —	$—	$ 1,685	$—	$ 1,685

(a) Amounts are presented net of loans that are secured by some of these policies of $147.4 million and $137.3 million at February 2, 2013 and January 28, 2012, respectively.

(b) On July 12, 2012, the underlying $80.0 million floating rate senior note matured and was repaid using cash on hand. It became current as of July 2011, and the interest rate swap liability was reclassified to accrued liabilities in the current liabilities section as presented in the consolidated balance sheet.

Certain long-lived assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment). The fair value measurements related to long-lived assets are determined using expected future cash flow analyses. The Company estimates future cash flows based on historical experience and its expectation of future performance. The analyses use discounted cash flows and take into consideration any anticipated salvage value or sales price for the store. The analyses also assume available option periods through 20 years unless there is a real estate related event which would either increase or decrease the time period. The Company classifies these measurements as Level 3.

	Property and Equipment
	(in thousands)
Measured as of February 2, 2013:	
Carrying amount	$ 266
Fair value measurement	—
Impairment charge recognized	$ (266)
Measured as of January 28, 2012:	
Carrying amount	$ 1,537
Fair value measurement	1,178
Impairment charge recognized	$ (359)
Measured as of January 29, 2011:	
Carrying amount	$ 6,828
Fair value measurement	950
Impairment charge recognized	$(5,878)

The following table presents the carrying amounts and estimated fair values of financial instruments not recorded at fair value in the consolidated balance sheets. The Company classifies these measurements as Level 2. As of February 2, 2013, these included the Company's fixed rate long-term debt, including the current portion.

	February 2, 2013		January 28, 2012	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in thousands)			
Financial liabilities				
Long-term debt, including current portion (excluding capitalized leases)	$375,000	$397,889	$492,780	$527,735

The fair value of the Company's fixed rate long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities.

(19) Stockholders' Equity

Authorized capital stock of Belk, Inc. includes 200 million shares of Class A common stock, 200 million shares of Class B common stock and 20 million shares of preferred stock, all with par value of $0.01 per share. At February 2, 2013, there were 41,813,861 shares of Class A common stock outstanding, 904,019 shares of Class B common stock outstanding, and no shares of preferred stock outstanding.

Class A shares are convertible into Class B shares on a 1 for 1 basis, in whole or in part, at any time at the option of the holder. Class A and Class B shares are identical in all respects, with the exception that Class A stockholders are entitled to 10 votes per share and Class B stockholders are entitled to one vote per share. There are restrictions on transfers of Class A shares to any person other than a Class A permitted holder. Each Class A share transferred to a non-Class A permitted holder automatically converts into one share of Class B.

On December 11, 2012, the Company declared a regular dividend of $0.75 and a special one-time additional dividend of $0.25 on each share of Class A and Class B Common Stock outstanding on that date. The $0.75 per share regular dividend represented an acceleration of the regular dividend normally paid in April following the end of the fiscal year. On March 28, 2012, the Company declared a regular dividend of $0.75, and on March 30, 2011, the Company declared a regular dividend of $0.55 on each share of the Class A and Class B Common Stock outstanding on those dates.

On March 27, 2013, the Company's Board of Directors approved a self-tender offer to purchase up to 2,000,000 shares of common stock at a price of $50.00 per share. On March 28, 2012, the Company's Board of Directors approved a self-tender offer to purchase up to 1,950,000 shares of Class A and 500,000 shares of Class B common stock at a price of $40.80 per share. The tender offer was initiated on April 23, 2012 and completed on May 22, 2012 when the Company accepted for purchase 2,235,009 shares of Class A and 266,136 shares of Class B common stock for $102.0 million. In accordance with the offer to purchase and SEC rules, the Company accepted for purchase 285,009 additional shares of Class A common stock that were tendered by stockholders, which is less than 2.0% of the outstanding shares of Class A stock that were subject to the offer.

BELK, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(20) Selected Quarterly Financial Data (unaudited)

The following table summarizes the Company's unaudited quarterly results of operations for fiscal years 2013 and 2012:

	Three Months Ended			
	February 2, 2013	October 27, 2012	July 28, 2012	April 28, 2012
	(in thousands, except per share amounts)			
Revenues	$1,341,637	$837,487	$867,944	$909,798
Gross profit(1)	461,139	263,276	289,041	307,270
Net income	109,564	11,145	27,371	40,290
Basic income per share	2.56	0.26	0.63	0.89
Diluted income per share	2.54	0.26	0.63	0.89

	Three Months Ended			
	January 28, 2012	October 29, 2011	July 30, 2011	April 30, 2011
	(in thousands, except per share amounts)			
Revenues	$1,228,538	$790,690	$831,777	$848,587
Gross profit(1)	430,093	245,117	276,666	286,201
Net income	125,670	595	25,015	31,868
Basic income per share	2.80	0.01	0.55	0.69
Diluted income per share	2.78	0.01	0.55	0.68

(1) Gross profit represents revenues less cost of goods sold (including occupancy, distribution and buying expenses).

Per share amounts are computed independently for each of the quarters presented. The sum of the quarters may not equal the total year amount due to the impact of changes in average quarterly shares outstanding.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Belk, Inc.:

We have audited the accompanying consolidated balance sheets of Belk, Inc. and subsidiaries as of February 2, 2013 and January 28, 2012, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended February 2, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Belk, Inc. and subsidiaries as of February 2, 2013 and January 28, 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended February 2, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Belk, Inc.'s internal control over financial reporting as of February 2, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 17, 2013, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Charlotte, North Carolina

April 17, 2013

THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS

Certain statements made in this report, and other written or oral statements made by or on behalf of the Company, may constitute forward-looking statements. Statements regarding future events and developments and the Company's future performance, as well as our expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "intend," "project," "expect," "anticipate," "believe," "estimate," "continue" or other similar words.

Forward-looking statements include information concerning possible or assumed future results from merchandising, marketing and advertising in our stores and through the Internet, general economic conditions, and our ability to be competitive in the retail industry, our ability to execute profitability and efficiency strategies, our ability to execute growth strategies, anticipated benefits from our strategic initiatives to strengthen our merchandising and planning organizations, anticipated benefits from our belk.com website and our eCommerce fulfillment center, the expected benefits of new systems and technology, and the anticipated benefits under our Program Agreement with GE. These forward-looking statements are subject to certain risks and uncertainties that may cause our actual results to differ significantly from the results we discuss in such forward-looking statements.

We believe that these forward-looking statements are reasonable. However, you should not place undue reliance on such statements. Any such forward-looking statements are qualified by the following important risk factors and other risks which may be disclosed from time to time in our filings that could cause actual results to differ materially from those predicted by the forward-looking statements. Forward-looking statements relate to the date initially made.

Risks and uncertainties that might cause our results to differ from those we project in our forward-looking statements include, but are not limited to:

- Economic, political and business conditions, nationally and in our market areas, including rates of economic growth, interest rates, inflation or deflation, consumer credit availability, levels of consumer debt and bankruptcies, tax rates and policy, unemployment trends, a health pandemic, catastrophic events, potential acts of terrorism and threats of such acts and other matters that influence consumer confidence and spending;
- Our ability to anticipate the demands of our customers for a wide variety of merchandise and services, including our predictions about the merchandise mix, quality, style, service, convenience and credit availability of our customers;
- Unseasonable and extreme weather conditions in our market areas;
- Seasonal fluctuations in quarterly net income due to the significant portion of our revenues generated during the holiday season in the fourth fiscal quarter and the significant amount of inventory we carry during that time;
- Competition from other department and specialty stores and other retailers, including luxury goods retailers, general merchandise stores, Internet retailers, mail order retailers and off-price and discount stores, in the areas of price, merchandise mix, quality, style, service, convenience, credit availability and advertising;
- Our ability to effectively use advertising, marketing and promotional campaigns to generate high customer traffic in our stores and through online sales;
- Variations in the amount of vendor allowances;
- Our ability to successfully implement our new information technology platform that will impact our primary merchandising, planning and core financial process;

- Our ability to successfully operate our website, and our fulfillment facilities and manage our social community engagement by providing a broader range of our information online, including current sales promotions and special events;
- Our ability to manage multiple significant change initiatives simultaneously;
- Our ability to find qualified vendors from which to source our merchandise and our ability to access products in a timely and efficient manner from a wide variety of domestic and international vendors; and to deliver in a timely and cost-efficient manner;
- Increases in the price of merchandise, raw materials, fuel and labor or their reduced availability;
- The income we receive from, and the timing of receipt of, payments from GE, the operator of our private label credit card business, which depends upon the amount of purchases made through the proprietary credit cards, changes in customers' credit card use, and GE's ability to extend credit to our customers;
- Our ability to manage our expense structure;
- Our ability to continue to open new stores, or to remodel or expand existing stores, including the availability of existing retail stores or store sites on acceptable terms and our ability to successfully execute our retailing concept in new markets and geographic regions;
- Our ability to manage risks associated with owning and leasing real estate;
- The efficient and effective operation of our distribution network, and information systems to manage sales, distribution, merchandise planning and allocation functions;
- Our ability to prevent a security breach that results in the unauthorized disclosure of company, employee or customer information;
- The effectiveness of third parties in managing our outsourced business;
- Loss of key management or qualified employees or an inability to attract, retain and motivate additional highly skilled employees;
- Changes in federal, state or local laws and regulations; and
- Our ability to comply with debt covenants, which could adversely affect our capital resources, financial condition and liquidity.

For a detailed description of the risks and uncertainties that might cause our results to differ from those we project in our forward-looking statements, we refer you to the section captioned "Risk Factors" in our annual report on Form 10-K for the fiscal year ended February 2, 2013 that we filed with the SEC on April 17, 2013. Our other filings with the SEC may contain additional information concerning the risks and uncertainties listed above, and other factors you may wish to consider. Upon request, we will provide copies of these filings to you free of charge.

Our forward-looking statements are based on current expectations and speak only as of the date of such statements.


belk
MODERN. SOUTHERN. STYLE.

STOCKHOLDER INFORMATION

CORPORATE HEADQUARTERS

Belk, Inc.
2801 West Tyvola Road
Charlotte, North Carolina 28217
Telephone: (704) 357-1000

AUDITORS

KPMG LLP
550 South Tryon Street, Suite 3200
Charlotte, North Carolina 28202
Telephone: (704) 335-5300

TRANSFER AGENT

Belk Stores Services, Inc.
Telephone: (704) 357-1000

GENERAL COUNSEL

Ralph A. Pitts
2801 West Tyvola Road
Charlotte, North Carolina 28217
Telephone: (704) 357-1000

ADDITIONAL INFORMATION

Analysts, investors and others seeking financial data, as well as news media representatives and other persons seeking general information about the Company, should contact Ralph A. Pitts at the address and telephone number set forth above.

ANNUAL REPORT ON FORM 10-K

Copies of the Company's annual report on Form 10-K filed with the SEC will be furnished without charge to stockholders upon written request to Ralph A. Pitts at the address set forth above.

ANNUAL MEETING

The Company will hold its Annual Stockholders Meeting at 11:00 a.m., local time, on May 29, 2013, at the Booth Playhouse at Blumenthal Performing Arts Center, 130 North Tryon Street, Charlotte, North Carolina.

QUARTERLY STOCK PRICE INFORMATION AND STOCKHOLDERS OF RECORD

In fiscal year 2013, there was no established trading market for either the Class A Common Stock or the Class B Common Stock. There were limited and sporadic quotations of bid and ask prices for the Class A Common Stock and the Class B Common Stock on the Over the Counter Bulletin Board and on the OTC Market, in the OTCQB Tier (formerly known as the "Pink Sheets") under the symbols "BLKIA" and "BLKIB," respectively. As of April 12, 2013, Belk, Inc. had approximately 551 stockholders of record of 41,813,861 shares of Class A Common Stock outstanding and 297 stockholders of record of 1,199,884 shares of Class B Common Stock outstanding.

DIVIDENDS

On December 11, 2012, the Company declared a regular dividend of $0.75 and a special dividend of $0.25 on each outstanding share of the Class A and Class B Common Stock. The amount of dividends paid with respect to fiscal year 2013 and each subsequent year will be determined at the sole discretion of the Board of Directors based upon the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors.


belk
MODERN. SOUTHERN. STYLE.

2801 West Tyvola Road
Charlotte, North Carolina 28217
(704) 357-1000
www.belk.com